EXHIBIT A.I – COMMENTS FROM THE MANAGEMENT

(as item 10 to Annex 24 to CVM Instruction 480/09)

10.1– General financial and asset conditions

The financial information included in this section, except if otherwise expressly set forth, refer to our consolidated financial statements related to the fiscal years that ended on December 31, 2019, 2018 and 2017. Our consolidated audited financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRSs”), issued by the International Accounting Standards Board (“IASB”), and in accordance with the accounting practices adopted in Brazil, that comprehend the accounting practices set forth in Law No. 6404/76 and the pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (Comitê de Pronunciamentos Contábeis – CPC) and approved by CVM.

On January 1, 2019, we adopted IFRS 16 which establishes principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. IFRS 16 Leases replaces the current lease accounting requirements and introduces significant changes in the accounting, removing the distinction between operating and finance leases under IAS 17 Leases and related interpretations, and requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date. The impact to the financial statements is demonstrated in the recognition of right-of-use assets and lease liabilities in the balance sheet. As a result of the above, our audited consolidated financial statements for the years ended December 31, 2018 and 2017 included in this annual report have been restated for comparative purposes using the full retrospective method.

The information under this item 10 of the Reference Form must be read and analyzed together with our consolidated financial statements, available at our website (ri.ambev.com.br ) and at the CVM’s website (cvm.gov.br).

a) General financial and asset conditions.

The Executive Board understands that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term.

2019

As of December 31, 2019, the Company had, in its current assets, a total of R$ 27,621.1 million, with R$ 11,915.2 in cash and cash equivalents of the Company. The current liabilities as of December 31, 2019 amounted to R$ 25,011.0 million. The current liquidity ratio, used to assess the Company’s capacity to of payment of the short-term obligations was 1.1x. Its positions of cash net of bank overdrafts and cash net of debt1 were R$ 11,900.6 million and R$ 8,852.4 million, respectively. The indebtedness indicator of net debt/EBITDA2 was -0.42.

2018

As of December 31, 2018, the Company had total current assets in the amount of 25,329.6 million, with R$ 11,476.9 in cash and cash equivalents of the Company. The current liabilities as of December 31, 2018 amounted to R$ 25,208.9 million. The liquidity ratio, used to assess the Company’s capacity of payment of the short-term obligations was 1.0x. Its positions of cash net of bank overdrafts and cash net of debt3 were R$ 11,476.9 million and R$ 7,373.2 million, respectively. The indebtedness indicator of net debt/EBITDA4 was -0.34.

1 The cash net of bank overdrafts position is represented by the balances of cash and cash equivalents being deducted the balance of bank overdrafts. The cash net of debt position is represented by the cash net of bank overdrafts position added by balances of current financial investments and being deducted the balances of loans and financings. Both the cash net of bank overdrafts position and the cash net of debt position are performance indicators used by the Company, and they are not measures according to the Accounting Practices Adopted in Brazil or according to IFRS.

2 The Company calculates the net debt as the balances of loans and financings being deducted the balances of current financial investments and cash net of bank overdrafts. The net debt/EBITDA is a performance indicator used by the Company, and it is not a measure according to the Accounting Practices Adopted in Brazil or according to IFRS.

2017

As of December 31, 2017, the Company had total current assets in the amount of R$ 24,718.0 million, of which R$ 10,364.6 million were cash and cash equivalents. As of December 31, 2017, its current liabilities totaled R$ 29,066.7 million. The current liquidity ratio, used to assess the capacity of the Company to meet its short-term commitments, was 0.9x. Its positions of cash net of bank overdrafts and cash net of debt5 were R$ 10,366.4 million and R$ 5,835.9 million, respectively. The indebtedness indicator of net debt/EBITDA6 was -0.28.

(in million of Reais)	12/31/2019	12/31/2018	12/31/2017
Total Current Assets	27,621.1	25,329.6	24,718.0
Total Current Liabilities	25,011.0	25,208.9	29,066.7
Net Working Capital Ratio (CA-CL)	2,610.1	120.7	(4,384.7)
Net Cash of Bank Overdrafts	11,900.6	11,476.9	10,364.6
Cash net of debt	8,852.4	7,373.2	5,835.9

	12/31/2019	12/31/2018	12/31/2017
Current Liquidity	1.1	1.0	0.9
Net Debt/EBITDA	-0.42	-0.34	-0.28

b) Capital structure.

Capital Structure	On December 31
	2019		2018		2017
	R$ million	%	R$ million	%	R$ million	%
Third-party financing(1)	39,186.9	39	38,259.6	40	40,846.6	45
Equity(2)	62,556.0	61	57,454.8	60	47,919.7	55

 (1) The Company’s third-party financing is represented by the totality of the current and non-current liabilities.

(2) The Company’s equity is represented by the consolidated owner’s equity.

The Company’s capital structure was the following: (i) as of December 31, 2017, 55% of equity and 45% of third-party financing; (ii) as of December 31, 2018, 60% of equity and 40% of third-party financing; and (iii) as of December 31, 2019, 61% of equity and 39% of third-party financing.

3 The cash net of bank overdrafts position is represented by the balances of cash and cash equivalents being deducted the balance of bank overdrafts. The cash net of debt position is represented by the cash net of bank overdrafts position added by balances of current financial investments and being deducted the balances of loans and financings. Both the cash net of bank overdrafts position and the cash net of debt position are performance indicators used by the Company, and they are not measures according to the Accounting Practices Adopted in Brazil or according to IFRS.

4 The Company calculates the net debt as the balances of loans and financings being deducted the balances of current financial investments and cash net of bank overdrafts. The net debt/EBITDA is a performance indicator used by the Company, and it is not a measure according to the Accounting Practices Adopted in Brazil or according to IFRS.

5 The cash net of bank overdrafts position is represented by the balances of cash and cash equivalent being deducted the balance of net cash of bank overdrafts. The cash net of debt position is represented by the cash net of bank overdrafts position added by the balances of current financial investments. Both the cash net of bank overdrafts position and the cash net of debt position are performance indicators used by the Company, and they are not measures according to the Accounting Practices Adopted in Brazil or according to IFRS.

6 The Company calculates the net debt as the balances of loans and financings being deducted the balances of current financial investments and cash net of bank overdrafts. The net debt/EBITDA is a performance indicator used by the Company, and it is not a measure according to the Accounting Practices Adopted in Brazil or according to IFRS.

c) payment capacity in relation to financial commitments undertaken.

(in million of Reais)	12/31/2019	12/31/2018	12/31/2017
Total debt	3,062.8	4,103.7	4,530.5
Short-term debt	653.1	1,941.2	1,699.4
Total current assets	27,621.1	25,329.6	24,718.0
Cash and cash equivalents	11,915.2	11,476.9	10,366.4
Current liquidity ratio	1.1x	1.0x	0.9x
Cash net of debt	8,852.4	7,373.2	5,835.9

2019

Considering the Company’s debt profile, as described in 10.1(f) below (total debt of R$ 3,062.8 million as of December 31, 2019, of which R$ 653.1 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$ 27,621.1 million), cash and cash equivalents (R$ 11,915.2 million), current liquidity ratio (1.1x) and cash net of debt (R$ 8,852.4 million), all as of December 31, 2019, indicated in 10.1 (a) above, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

2018

Considering the Company’s debt profile, as described in 10.1(f) below (total debt of R$4,103.7 million as of December 31, 2018, of which R$ 1,941.2 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$25,329.6 million), cash and cash equivalents (R$ 11,476.9 million), current liquidity ratio (1.0x) and cash net of debt (R$ 7,373.2 million), all as of December 31, 2018, indicated in 10.1 (a) above, the officers believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the officers believe that the Company has capacity to do so.

2017

Considering the Company’s debt profile, as described in 10.1(f) below (total debt of R$ 4,530.5 million as of December 31, 2017, of which R$ 1,699.3 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$ 24,718.0 million), cash and cash equivalents (R$ 10,366.4 million), current liquidity ratio (0.9x) and cash net of debt (R$ 5,835.9 million), all as of December 31, 2017, indicated in 10.1 (a) above, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

d) sources of financing for working capital and investments in non-current assets used.

The Company’s working capital cycle has substantially evolved every year since 2014, and as of December 31, 2019, 2018 and 2017, it reported a negative working capital, meaning that there is no need to raise new loans to finance working capital.

With regard to investments in non-current assets, the Company’s current cash position and the expected cash flow generation are sufficient to cover these investments. In any case, the Company has wide access to funding sources should there be an occasional need for supplemental cash funding for such investments.

e) sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity shortfalls.

The Company has access to credit facilities extended by leading Brazilian and foreign banks, and has already raised funds in domestic and international capital markets. The Company’s current investment grade rating issued by key international rating agencies facilitates its access to additional financing arrangements that could be used to compensate any potential liquidity shortcomings. The Company has a Baa3 risk credit by Moody`s and BBB by S&P.

f) levels of indebtedness and characteristics of debts.

i. relevant financing and loan agreements

Please, find below additional information related to each one of the fiscal years that ended on December 31, 2019, 2018 and 2017:

2019

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) fixed rate for the Bond 2021 and BNDES/FINEP; (ii) Long-Term Interest Rate (TJLP) for loans from Brazilian Bank of Economic and Social Development (“BNDES”); (iii) reference interest rate (“TR”) for the CRI 2030 operation; and (iv) floating rate (Libor) for international loans.

As of December 31, 2019, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2019

Debt Instruments	2019	2020	2021	2022	2023	After	Total
BNDES Basket Debt floating rate
Par Value	10.0	10.5	14.0	12.3	13.4	111.6	171.8
TJLP or TR + Average Pay Rate	9.3%	9.3%	9.3%	9.3%	9.3%	9.3%
International Debt
Other Latin-American currencies floating rate	34.4	230.6	14.1	13.0	17.5	38.3	348.0
Average Pay Rate	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%
US dollar – fixed rate	10.9	8.1	-	-	-	-	19.1
Average Pay Rate	4.7%	4.7%	0.0%	0.0%	0.0%	0.0%
US dollar – floating rate	95.1	0.2	-	-	-	-	95.3
Average Pay Rate	4.1%	4.1%	0.0%	0.0%	0.0%	0.0%
Canadian dollar – floating rate	38.0	39.3	36.3	55.2	26.4	48.5	243.7
Average Pay Rate	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%
Canadian dollar – fixed rate	0.5	-	-	-	-	-	0.5
Average Pay Rate	2.7%	-	-	-	-	-
Debt in Reais - ICMS fixed rate
Par Value	40.4	34.7	23.2	4.9	0.8	22.4	126.4
Average Pay Rate	6.1%	6.1%	6.1%	6.1%	6.1%	6.1%
Debt in Reais - fixed rate
Par Value	423.9	568.5	368.8	161.4	80.7	454.9	2,058.1
Average Pay Rate	7.9%	7.8%	7.8%	7.8%	7.8%	7.8%
Total indebtedness	653.1	892.0	456.4	246.8	138.8	675.6	3,062.8

2018

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) fixed rate for the Bond 2021 and BNDES/FINEP; (ii) Long-Term Interest Rate (TJLP) for loans from Brazilian Bank of Economic and Social Development (“BNDES”); (iii) reference interest rate (“TR”) for the CRI 2030 operation; and (iv) floating rate (Libor and CAD BA) for international loans.

As of December 31, 2018, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2018

Debt Instruments	2019	2020	2021	2022	2023	After	Total
TJLP BNDES debt or TR floating rate
Par Value	75.3	9.7	10.1	10.8	11.8	120	237.7
TJLP or TR + Average Pay Rate	9.1%	9.3%	9.3%	9.3%	9.3%	9.3%
International Debt
Other Latin-American currencies -fixed rate	26.1	80.9	120.6	33.8	-	-	261.3
Average pay rate	10.0%	10.0%	10.0%	10.0%
US Dollar - fixed rate	32.4	2.2	-	7.8	-	-	42.4
Average pay rate	4.4%	2.2%	-	4.3%	-	-
US Dollar -floating rate	538.8	91.2	-	-	-	-	630.0
Average pay rate	3.6%	5.1%	-	-	-	-
Canadian Dollar -floating rate	743.9	2.8	2.9	1.8	1.8	-	753.2
Average pay rate	2.4%	2.8%	2.8%	2.8%	2.8%	-
Canadian dollar - fixed rate	25.2	23.4	21.5	21.2	16.4	37.9	145.5
Average Pay Rate	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%
Debt in Reais – ICMS fixed rate
Par value	37.2	38	22.7	5.4	2.8	22.4	128.5
Average pay rate	5.8%	5.8%	5.8%	5.8%	5.8%	5.8%
Debt in Reais – fixed rate
Par value	462.3	497.5	538.6	284.1	57.2	65.2	1,905.0
Average pay rate	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%
Total debt	1,941.2	745.7	716.5	364.9	89.9	245.5	4,103.7

2017

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) fixed rate for the Bond 2021 and BNDES/FINEP; (ii) Long-Term Interest Rate (TJLP) to loans from Brazilian Bank of Economic and Social Development (“BNDES”); (iii) reference interest rate (TR) for the CRI 2030 operation; and (iv) floating rate (Libor and CAD BA) for international loans.

As of December 31, 2017, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2017

Debt Instruments	2018	2019	2020	2021	2022	After	Total
TJLP BNDES debt or TR floating rate
Par Value	164.7	74.3	9.6	10	10.79	133	402.39
TJLP or TR + Average Pay Rate	9.2%	9.1%	9.4%	9.4%	9.4%	9.4%
International Debt
Other Latin-American currencies floating rate	-	5.0	-	-	-	-	5.0
Average Pay Rate	-	2.3%	-	-	-	-
Other Latin-American currencies fixed rate	219.21	24.15	-	-	-	-	243.36
Average Pay Rate	10.2%	10.2%	-	-	-	-
US dollar – fixed rate	6.5	16.48	-	-	-	-	22.98
Average Pay Rate	2.2%	4.5%	-	-	-	-
US dollar – floating rate	78.2	477	-	-	-	-	555.2
Average Pay Rate	4.0%	2.5%	-	-	-	-
Canadian dollar – floating rate	685.9	-	-	-	-	-	685.9
Average Pay Rate	2.1%	-	-	-	-	-
Canadian dollar - fixed rate	24.1	21.1	19.5	17.6	17.2	46.0	145.4
Average Pay Rate	3.7%	3.7%	3.7%	3.7%	3.7%	3.7%
Debt in Reais - ICMS fixed rate
Par Value	38.4	27	19.7	7.8	3.8	33.2	129.9
Average Pay Rate	5.6%	5.6%	5.6%	5.6%	5.6%	5.6%
Debt in Reais - fixed rate
Par Value	482.4	751.3	408.8	463.7	113.7	120.6	2,340.4
Average Pay Rate	10.2%	10.2%	10.2%	10.2%	10.2%	10.2%
Total indebtedness	1,699.4	1,396.3	457.5	499.1	145.5	332.7	4,530.5

ii. other long-term relations with financial institutions

The Company has other long-term relations with financial institutions, such as payroll agreements, derivative operations and guarantee agreements.

iii. subordination degree among the debts

In the years ended on December 31, 2019, 2018 and 2017, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only personal guarantees as collateral, or are unsecured.

iv. any restrictions imposed to the issuer, especially concerning the limit of indebtedness and contracting of new debts, the distribution of dividends, the sale of assets, the issue of new securities and the sale of the corporate control, as well as if those restrictions are being complied with by the issuer

Most of the loan contracts contain financial covenants including:

(i) financial covenants, including restrictions on new borrowing;

(ii) going-concern;

(iii) maintenance, in use or in good condition for the business, of the Company's assets;

(iv) restrictions on acquisitions, mergers, sale or disposal of its assets;

(v) disclosure of accounting statements and balance sheets;

(vi) prohibition related to new real guarantees for loans contracted, except if (a) expressly authorized under the agreement or (b) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments; - or foreign governments, multilateral financial institutions (e.g. World Bank) or located in jurisdictions in which the Company operates.

As of December 31, 2019, the Company was in compliance with its contractual obligations for its loans and financings.

g) borrowing limits contracted and percentages utilized

As of December 31, 2019, the Company had loans with BNDES, FINEP and FINAME credit facilities and other lines of credit with private banks, in the amount of R$3,168.2 million. Of this total, R$914.9 million (28.9%) are being used, with R$ 2,253.3 million (71.1%) still available.

h) significant changes to each item of the Financial Statements

The following table shows the amounts outstanding on the Company balance sheet for the periods indicated.

BALANCE SHEET

(in million of Reais)
	December 31
Assets	2019	2018	2017

Cash and cash equivalents	11,900.7	11,463.5	10,354.5
Short-term investments	14.6	13.4	11.9
Derivative financial instruments	172.1	220.0	350.0
Trade receivables	4,495.5	4,879.3	4,944.8
Inventories	5,978.6	5,401.8	4,319.0
Taxes and social contribution receivable	1,831.4	1,285.4	2,770.4
Other tax receivable(ii)	2,242.7	863.3	600.2
Other assets	985.5	1,202.9	1,367.2
Current Assets	27,621.1	25,329.6	24,718.0

Financial Investments	163.6	147.3	122.0
Derivative financial instruments	1.2	34.9	35.2
Taxes and social contribution receivable	4,331.9	3,834.4	2,312.7
Other tax receivable	671.1	539.8	225.0
Deferred income tax and social contribution	2,950.1	2,064.7	2,310.9
Other assets	1,751.7	1,687.4	1,964.4
Employee Benefits	56.2	64.3	58.4
Investments	303.4	257.1	238.0
Property, plant and equipment	22,576.3	21,638.0	20,705.1
Intangible	6,306.4	5,840.6	4,674.7
Goodwill	35,009.9	34,276.2	31,401.9
Non-current assets	74,121.8	70,384.7	64,048.3

Total assets	101,742.9	95,714.3	88,766.3

Liabilities and shareholders’ equity

Accounts payable	15,069.6	14,050.0	11,854.0
Derivative financial instruments	355.3	679.3	215.1
Loans and financing	653.1	1,941.1	1,699.3
Bank overdrafts	-	-	1.8
Salaries and charges	833.0	851.6	1,047.2
Dividends and interest on shareholders’ equity payable	956.6	807.0	1,778.6
Income tax and social contribution payable	1,394.2	1,558.6	1,668.4
Taxes, charges and contributions payable	4,108.5	3,781.6	3,825.4
Other liabilities	1,530.7	1,366.6	6,807.9
Provisions	110.0	173.0	169.0
Current liabilities	25,011.0	25,208.8	29,066.7

Accounts payable	309.5	126.1	175.1
Derivative financial instruments	0.1	2.5	2.4
Loans and financing	2,409.7	2,162.4	2,831.2
Deferred income tax and social contribution	2,371.1	2,424.6	2,329.2
Income tax and social contribution payable (i)	2,219.5	2,227.8	2,418.0
Taxes, charges and contributions payable	645.2	675.6	771.6
Put option granted on interest in controlled company and other liabilities	3,145.3	2,661.8	429.1
Provisions	371.0	426.2	512.6
Employee benefits	2,704.5	2,343.7	2,310.7
Non-current liabilities	14,175.9	13,050.7	11,779.9

Total liabilities	39,186.9	38,259.5	40,846.6

Shareholders’ equity
Capital Stock	57,866.8	57,710.2	57,614.1
Reserves	75,685.7	70,122.6	63,298.2
Equity Valuation Adjustment	(72,274.5)	(71,584.8)	(74,966.6)
Controlling shareholders’ interest	61,278.0	56,248.0	45,945.7
Non-controlling interest	1,278.0	1,206.8	1,974.0
Total shareholders’ equity	62,556.0	57,454.8	47,919.7

Total liabilities and shareholders’ equity	101,742.9	95,714.3	88,766.3

(i) During the third quarter of 2017, the Company adhered to the Tax Regularization Special Program [Programa Especial de Regularização Tributária] (“PERT 2017”).

(ii) The variation in the balances is mainly explained by the recognition of PIS/COFINS credits.

For additional information on the accounting practices adopted by the Company, see section 10.5.

Comparative analysis of Balance Sheets - As of December 31, 2019 and December 31, 2018

(in million of Reais, except percentages)
	December 31
	2019	Vertical Analysis	2019	Vertical Analysis	Variation 2019/2018

Assets
Cash and cash equivalents	11,900.7	11.7%	11,463.5	12.0%	3.8%
Financial investments	14.6	0.0%	13.4	0.0%	9.0%
Derivative financial instruments	172.1	0.2%	220.0	0.2%	-21.8%
Accounts receivable	4,495.5	4.4%	4,879.3	5.1%	-7.9%
Inventories	5,978.6	5.9%	5,401.8	5.6%	10.7%
Tax and social contribution receivable	1,831.4	1.8%	1,285.4	1.3%	42.5%
Other tax receivable	2,242.7	2.2%	863.3	0.9%	159.8%
Other assets	985.5	1.0%	1,202.9	1.3%	-18.1%
Current assets	27,621.1	27.1%	25,329.6	26.5%	9.0%

Financial investments	163.6	0.2%	147.3	0.2%	11.1%
Derivative financial instruments	1.2	0.0%	34.9	0.0%	-96.6%
Tax and social contributions receivable	4,331.9	4.3%	3,834.4	4.0%	13.0%
Other tax receivable	671.1	0.7%	539.8	0.6%	24.3%
Deferred income tax and social contribution	2,950.1	2.9%	2,064.7	2.2%	42.9%
Other assets	1,751.7	1.7%	1,687.4	1.8%	3.8%
Employee benefits	56.2	0.1%	64.3	0.1%	-12.6%
Investments	303.4	0.3%	257.1	0.3%	18.0%
Property, plant and equipment	22,576.3	22.2%	21,638.0	22.6%	4.3%
Intangible	6,306.4	6.2%	5,840.6	6.1%	8.0%
Goodwill	35,009.9	34.4%	34,276.2	35.8%	2.1%
Non-current assets	74,121.8	72.9%	70,384.7	73.5%	5.3%

Total assets	101,742.9	100.0%	95,714.3	100.0%	6.3%

Liabilities and equity

Accounts payable	15,069.6	38.5%	14,050.0	36.7%	7.3%
Derivative financial instruments	355.3	0.9%	679.3	1.8%	-47.7%
Loans and financing	653.1	1.7%	1,941.1	5.1%	-66.4%
Overdraft account	-	0.0%	-	0.0%	0.0%
Salaries and charges	833.0	2.1%	851.6	2.2%	-2.2%
Dividends and interest on shareholders’ equity payable	956.6	2.4%	807.0	2.1%	18.5%
Income and social contribution taxes payable	1,394.2	3.6%	1,558.6	4.1%	-10.5%
Taxes, charges and contributions payable	4,108.5	10.5%	3,781.6	9.9%	8.6%
Other liabilities	1,530.7	3.9%	1,366.6	3.6%	12.0%
Provisions	110.0	0.3%	173.0	0.5%	-36.4%
Current liabilities	25,011.0	63.8%	25,208.8	65.9%	-0.8%

Accounts payable	309.5	0.8%	126.1	0.3%	145.4%
Derivative financial instruments	0.1	0.0%	2.5	0.0%	-96.0%
Loans and financing	2,409.7	6.1%	2,162.4	5.7%	11.4%
Deferred income tax and social contribution	2,371.1	6.1%	2,424.6	6.3%	-2.2%
Income tax and social contribution payable (i)	2,219.5	5.7%	2,227.8	5.8%	-0.4%
Taxes, charges and contributions payable	645.2	1.6%	675.6	1.8%	-4.5%
Put option granted on interest in controlled company and other liabilities	3,145.3	8.0%	2,661.8	7.0%	18.2%
Provisions	371.0	0.9%	426.2	1.1%	-13.0%
Employee benefits	2,704.5	6.9%	2,343.7	6.1%	15.4%
Non-current liabilities	14,175.9	36.2%	13,050.7	34.1%	8.6%

Total liabilities	39,186.9	100.0%	38,259.5	100.0%	2.4%

Equity
Capital stock	57,866.8	56.9%	57,710.2	60.3%	0.3%
Reserves	75,685.7	74.4%	70,122.6	73.3%	7.9%
Adjustment to equity valuation	(72,274.5)	-71.0%	(71,584.8)	-74.8%	1.0%
Controlling shareholders’ equity	61,278.0	60.2%	56,248.0	58.8%	8.9%
Minority interests	1,278.0	1.3%	1,206.8	1.3%	5.9%
Total equity	62,556.0	61.5%	57,454.8	61.1%	8.9%

Total liabilities and equity	101,742.9	100.0%	95,714.3	100.0%	6.3%

(i) During the third quarter of 2017, the Company adhered to PERT 2017.

Assets

Cash and cash equivalents

As of December 31, 2019, the balance of cash and cash equivalents and short-term financial investments amounted to R$ 11,915.2 million, compared to R$ 11,476.9 million as of December 31, 2018. The increase of R$ 438.3 million, or 3.8%, is a result particularly from (i) the operational performance; (ii) the increase in the accounts payable; (iii) a reduction in the interests paid in 2019; and (iv) lower outflows related to the acquisition of non-controlling shareholders.

Accounts receivable

As of December 31, 2019, the balance of receivables amounted to R$ 4,495.5 million, compared to R$ 4,879.3 million as of December 31, 2018, a reduction of R$ 383.7 million, or -7,9%.

Inventories

As of December 31, 2019, the balance of inventories amounted to R$ 5,978.6 million, compared to R$ 5,401.8 million as of December 31, 2018. The increase of R$ 576.8 million, or 10.7%, is demonstrated in the chart below:

(in million Reais)	2019	2018
Finished products	2,080.7	1,688.0
Products under processing	450.8	339.5
Raw materials and consumer items	2,637.4	2,624.3
Stockroom and others	602.6	597.0
Early payments	328.3	304.4
Provision for losses	(121.2)	(151.4)
	5,978.6	5,401.8

Income tax, social contribution and Other tax receivable

As of December 31, 2019, the balance of taxes and contributions receivable, current and noncurrent, amounted to R$ 9,077.1 million, compared to R$ 6,522.9 million as of December 31, 2018. The variation in the balances is mainly explained by the recognition of PIS/COFINS credits.

Property, plant and equipment

	2019	2018
Property, plant and equipment	20,547.7	20,100.4
Right of use asset	2,028.6	1,537.6
	22,576.3	21,638.0

As of December 31, 2019, the balance of property, plant and equipment amounted to R$ 22,576.3 million, compared to R$ 21,638.0 million as of December 31, 2018. The movement that resulted in a net increase of R$ 938.3 million or 4.3% is demonstrated in the chart below:

	2019					2018 (restated)
	Land and buildings	Facilities and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition Cost
Initial balance	10,375.5	28,075.7	5,690.4	1,422.0	45,563.6	39,834.9
Effect of conversion	(240.9)	(979.5)	(300.8)	(19.5)	(1,540.7)	(27.7)
Effect of application of IAS 29/CPC 42 (hyperinflation)	291.3	1,169.9	399.6	11.1	1,871.9	3,589.0
Acquisition through share exchange	-	-	-	-	-	218.4
Acquisitions through business combination	0.2	-	2.1	5.7	8.0	-
Acquisitions	14.8	606.1	147.9	3,707.1	4,475.9	3,520.5
Disposals and write-offs	(33.4)	(739.3)	(133.3)	-	(906.0)	(1,416.6)
Transfers from (to) other asset categories	479.3	1,543.1	561.6	(2,942.2)	(358.2)	(162.9)
Others	-	-	-	-	-	8.0
Final balance	10,886.8	29,676.0	6,367.5	2,184.2	49,114.5	45,563.6

Depreciation and Impairment
Initial balance	(3,031.4)	(18,246.6)	(4,185.2)	-	(25,463.2)	(21,012.6)
Effect of conversion	23.9	549.1	237.9	-	810.9	(129.7)
Effect of application of IAS 29/CPC 42 (hyperinflation)	(51.1)	(686.0)	(288.1)	-	(1,025.2)	(1,908.7)
Write-off through equity interest	-	-	-	-	-	(20.5)
Depreciation	(350.3)	(2,516.6)	(663.2)	-	(3,530.1)	(3,536.9)
Loss due to reduction of the recovery amount	(0.8)	(140.5)	(11.7)	-	(153.0)	(180.0)
Disposals and write-offs	9.9	650.3	123.8	-	784.0	1,351.8
Transfers (from) to other asset categories	(0.7)	(0.5)	1.4	-	0.2	(30.7)
Others	-	9.6	-	-	9.6	4.1
Final balance	(3,400.5)	(20,381.2)	(4,785.1)	-	(28,567.1)	(25,463.2)
Book value:					-
December 31, 2018	7,344.1	9,829.1	1,505.2	1,422.0	20,100.4	20,100.4
December 31, 2019	7,486.3	9,294.8	1,582.1	2,184.3	20,547.7

Right of use assets:

	2019				2018
					(Restated)
	Properties	Machines and Equipment	Others	Total	Total
Acquisition Cost
Initial balance	972.5	1,343.3	78.3	2,394.1	2,309.5
Effect of conversion	17.7	0.6	1.2	19.5	14.5
Acquisitions	849.2	41.3	8.3	898.8	70.1
Transfers (from) to other asset categories	31.8	-	16.9	48.7	-
Final balance	1,871.2	1,385.2	104.7	3,361.1	2,394.1

Depreciation and Impairment
Initial balance	(308.4)	(490.7)	(57.4)	(856.5)	(426.7)
Effect of conversion	(4.6)	(0.5)	(0.6)	(5.7)	(1.0)
Depreciation	(173.3)	(263.3)	(30.6)	(467.2)	(428.8)
Transfers (from) to other asset categories	(8.2)	(2.4)	7.5	(3.1)	-
Final balance	(494.5)	(756.9)	(81.1)	(1,332.5)	(856.5)
Book value:
December 31, 2018	664.1	852.6	20.9	1,537.6	1,537.6
December 31, 2019	1,376.7	628.3	23.7	2,028.6

Intangible Assets

As of December 31, 2019, the balance of the intangible assets amounted to R$ 6,306.4 million, compared to R$ 5,840.6 million, as of December 31, 2018. The net increase of R$ 465.8 million, or 8.0%, is a result mainly of the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42) in Argentina, as described in item 10.5 – Critical accounting policies – “(x) Accounting and disclosure rule in highly inflationary economy”.

Goodwill

As of December 31, 2019, the balance of goodwill amounted to R$ 35,009.9 million, compared to R$ 34,276.2 million as of December 31, 2018. The movement that resulted in a net increase of R$ 733.7 million is demonstrated in the chart below:

	2019	2018
Initial Balance	34,276.2	31,401.9
Effect of foreign-exchange variation	16.1	1,224.8
Effect of application of IAS 29/CPC 42 (hyperinflation)	691.2	1,686.5
Acquisition, (write-off) and exchange of subsidiaries	26.4	(37.0)
Final balance	35,009.9	34,276.2

Liabilities

Accounts payable

As of December 31, 2019, the balance of the current accounts payable amounted to R$ 15,069.6 million, compared to R$ 14,050.0 million as of December 31, 2018, an increase of R$ 1,019.6 million or 7.3%. The balance of non-current accounts payable amounted to R$ 309.6 million as of December 31, 2019, compared to R$ 126.1 million in the same period in 2018, an increase of R$ 183.5 million, or 146.0%.

Loans and financing

The current and non-current loans and financing amounted to R$ 3,062.8 million as of December 31, 2019, compared to R$ 4,103.6 million as of December 31, 2018, a reduction of R$ 1,040.8 million, or -25.4% in the gross indebtedness in the year ended on December 31, 2019.

Income tax and social contribution

As of December 31, 2019, the balance of current and non-current income tax and social contribution amounted to R$ 3,613.8 million, compared to R$ 3,786.4 million as of December 31, 2018, a reduction of R$ 172.6 million, explained mainly by the payment of the installments regarding adhesion to PERT 2017. As announced on September 29, 2017, the Company adhered to a special tax regularization program, involving tax contingencies under dispute, including contingencies related to the income tax and social contribution on profits. The total amount to be paid is approximately R$ 3.5 billion, of which approximately R$ 1.0 billion was paid in 2017, and the remaining is being paid in 145 monthly installments as from January 2018, added by interests.

In addition, the balance of the income tax and social contribution is also a result of a lower effective tax rate, which, in 2019, was 5,8%, compared to an effective tax rate of 13.5% in 2018. The main events that took place in the period and that impacted the effective tax rate were:

- Government grants related to taxes on sales: the reduction of the tax expenses reflects the deductibility of the subsidies for investment arising out of deferred or presumed credits on ICMS.

- Benefit of deductibility of interest on capital (“IOC”): according to the Brazilian legislation, the companies can opt for distributing IOC calculated based on the Long-Term Interest Rate (“TJLP”), which is deductible for income tax purposes under the applicable legislation, whose amount distributed until the date hereof was of R$ 7,717.4 million, and the tax impact was  of R$ 2,623.8 million.

Equity

As of December 31, 2019, the balance of equity amounted to R$ 62,556.0 million, compared to R$ 57,454.8 million as of December 31, 2018. The main reasons for the variation in equity accounts were: (i) profit in the year of R$12,188.3 million; (ii) the effect of the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42) in Argentina, as described in item 10.5 – Critical accounting policies – “(x) Accounting and disclosure rule in highly inflationary economy”; and (iii) distribution of IOC of R$ 7,717.4 million.

Deferred income tax and social contribution (Assets and Liabilities)

As of December 31, 2019, the balance of the deferred income tax and social contribution (assets and liabilities) amounted to R$ 579.0 million in assets, compared to R$ 359.9 million in liabilities as of December 31, 2018. The variation of R$ 938.9 million is described in the charts below, which demonstrate the composition of the deferred tax per origin of the temporary difference.

(in million Reais)	2019
	Assets	Liabilities	Net
Financial Investments	10.0	-	10.0
Intangible	-	(1,067.5)	(1,067.5)
Employee Benefits	750.0	(3.9)	746.1
Accounts payable	2,330.3	(246.6)	2,083.7
Accounts receivable	45.5	(3.3)	42.2
Derivatives	38.9	(217.2)	(178.3)
Loans and financing	-	-	-
Inventories	372.0	(67.1)	304.9
Property, plant and equipment	290.4	(1,423.4)	(1,133.0)
Withholding tax on non-distributed dividends and royalties	-	(1,115.1)	(1,115.1)
Investments	-	(421.6)	(421.6)
Tax losses to be used	877.3	(148.4)	728.9
Provisions	465.9	(2.3)	463.6
Effect of the application of IFRS 16/CPC 06 (Leases)	44.6	(1.9)	42.7
Other items	89.0	(16.6)	72.4
Gross deferred tax assets/(liabilities)	5,313.9	(4,734.9)	579.0
Reclassification for net presentation	(2,363.8)	2,363.8	-
Net deferred tax assets/(liabilities)	2,950.1	(2,371.1)	579.0

(in million Reais)	2017
	Assets	Liabilities	Net
Financial Investments	10.0	-	10.0
Intangible	-	(1,031.1)	(1,031.1)
Employee Benefits	614.8	-	614.8
Accounts payable	1,807.8	(271.9)	1,535.9
Accounts receivable	41.3	(2.3)	39.0
Derivatives	18.7	(304.2)	(285.5)
Loans and financing	2.5	(78.5)	(76.0)
Inventories	266.7	(44.8)	221.9
Property, plant and equipment	109.6	(1,386.4)	(1,276.8)
Withholding tax on non-distributed dividends and royalties	-	(863.8)	(863.8)
Investments	-	(421.6)	(421.6)
Tax losses to be used	791.0	-	791.0
Provisions	363.1	(24.0)	339.1
Effect of the application of IFRS 16/CPC 06 (Leases)	47.2	-	47.2
Other items	50.6	(54.6)	(4.0)
Gross deferred tax assets/(liabilities)	4,123.3	(4,483.2)	(359.9)
Reclassification for net presentation	(2,058.6)	2,058.6	-
Net deferred tax assets/(liabilities)	2,064.7	(2,424.6)	(359.9)

Comparative analysis of Balance Sheets as of December 31, 2018 and December 31, 2017

(in million of Reais, except percentages)
	December 31
	2018	Vertical Analysis	2017	Vertical Analysis	Variation 2018/2017
Assets

Cash and cash equivalents	11,463.5	12.0%	10,354.5	11.7%	10.7%
Financial investments	13.4	0.0%	11.9	0.0%	12.6%
Derivative financial instruments	220.0	0.2%	350.0	0.4%	-37.1%
Accounts receivable	4,879.3	5.1%	4,944.8	5.6%	-1.3%
Inventories	5,401.8	5.6%	4,319.0	4.9%	25.1%
Tax and social contribution receivable	1,285.4	1.3%	2,770.4	3.1%	-53.6%
Other tax receivable	863.3	0.9%	600.2	0.7%	43.8%
Other assets	1,202.9	1.3%	1,367.3	1.5%	-12.0%
Current assets	25,329.6	26.5%	24,718.1	27.8%	2.5%

Financial investments	147.3	0.2%	122.0	0.1%	20.7%
Derivative financial instruments	34.9	0.0%	35.2	0.0%	-0.9%
Tax and social contribution receivable	3,834.4	4.0%	2,312.7	2.6%	65.8%
Other tax receivable	539.8	0.6%	225.0	0.3%	139.9%
Deferred income tax and social contribution	2,064.7	2.2%	2,310.9	2.6%	-10.7%
Other assets	1,687.4	1.8%	1,964.4	2.2%	-14.1%
Employee benefits	64.3	0.1%	58.4	0.1%	10.1%
Investments	257.1	0.3%	238.0	0.3%	8.0%
Property, plant and equipment	21,638.0	22.6%	20,705.1	23.3%	4.5%
Intangible assets	5,840.6	6.1%	4,674.7	5.3%	24.9%
Goodwill	34,276.2	35.8%	31,401.9	35.4%	9.2%
Non-current assets	70,384.7	73.5%	64,048.3	72.2%	9.9%

Total assets	95,714.3	100.0%	88,766.4	100.0%	7.8%

Liabilities and shareholders’ equity

Accounts payable	14,050.0	36.7%	11,853.9	29.0%	18.5%
Derivative financial instruments	679.3	1.8%	215.1	0.5%	215.8%
Loans and financing	1,941.2	5.1%	1,699.4	4.2%	14.2%
Overdraft account	-	0.0%	1.8	0.0%	-100.0%
Salaries and charges	851.6	2.2%	1,047.2	2.6%	-18.7%
Dividends and interest on shareholders’ equity payable	807.0	2.1%	1,778.6	4.4%	-54.6%
Income tax and social contribution payable	1,558.6	4.1%	1,668.4	4.1%	-6.6%
Taxes, charges and contributions payable	3,781.6	9.9%	3,825.4	9.4%	-1.1%
Put option granted on interest in controlled company and other liabilities	1,366.6	3.6%	6,807.9	16.7%	-79.9%
Provisions	173.0	0.5%	169.0	0.4%	2.4%
Current liabilities	25,208.9	65.9%	29,066.7	71.2%	-13.3%

Accounts payable	126.1	0.3%	175.1	0.4%	-28.0%
Derivative financial instruments	2.5	0.0%	2.4	0.0%	4.2%
Loans and financing	2,162.4	5.7%	2,831.2	6.9%	-23.6%
Deferred income tax and social contribution	2,424.6	6.3%	2,329.2	5.7%	4.1%
Income tax and social contribution payable (i)	2,227.8	5.8%	2,418.0	5.9%	-7.9%
Taxes, charges and contributions payable	675.6	1.8%	771.6	1.9%	-12.4%
Put option granted on interest in controlled company and other liabilities	2,661.8	7.0%	429.1	1.1%	520.3%
Provisions	426.2	1.1%	512.6	1.3%	-16.9%
Employee benefits	2,343.7	6.1%	2,310.7	5.7%	1.4%
Non-current liabilities	13,050.7	34.1%	11,779.9	28.8%	10.8%
			-
Total liabilities	38,259.6	100.0%	40,846.6	100.0%	-6.3%

Shareholders’ equity
Capital stock	57,710.2	60.3%	57,614.1	64.9%	0.2%
Reserves	70,122.6	73.3%	63,298.1	71.3%	10.8%
Adjustment to equity valuation	(71,584.8)	-74.8%	(74,966.6)	-84.5%	-4.5%
Controlling shareholders’ equity	56,248.0	58.8%	45,945.6	51.8%	22.4%
Non-controlling interest	1,206.8	1.3%	1,974.0	2.2%	-38.9%
Total shareholders’ equity	57,454.8	60.0%	47,919.6	54.0%	19.9%

Total liabilities and shareholders’ equity	95,714.4	100.0%	88,766.2	100.0%	7.8%

Assets

Cash and cash equivalents

As of December 31, 2018, the balance of cash and cash equivalents and short-term financial investments amounted to R$ 11,476.9 million, compared to R$10,366.4 million as of December 31, 2017. The increase of R$ 1,110.5 million, or 10.7%, is a result particularly from (i) a stronger operational performance; (ii) a significant increase in the accounts payable; (iii) a reduction in the income tax and social contribution paid in 2018; and (iv) lower outflows related to the repayment of borrowings.

Accounts receivable

As of December 31, 2018, the balance of receivables amounted to R$ 4,879.3 million, compared to R$ 4,944.8 million as of December 31, 2017, a reduction of R$ 65.5 million, or -1.3%.

Inventories

As of December 31, 2018, the balance of inventories amounted to R$ 5,401.8 million, compared to R$ 4,319.0 million as of December 31, 2017. The increase of R$ 1,082.8 million, or 25.1%, is demonstrated in the chart below:

(in million Reais)	2018	2017
Finished products	1,688.0	1,528.4
Products under processing	339.5	309.6
Raw materials	2,517.3	1,816.3
Production materials	107.0	77.3
Stockroom and others	597.0	476.9
Early payments	304.4	210.9
Provision for losses	(151.4)	(100.4)
	5,401.8	4,319.0

Income tax and social-contribution receivable

As of December 31, 2018, the balance of taxes and contributions receivable, current and noncurrent, amounted to R$ 6,522.9 million, compared to R$5,908.2 million as of December 31, 2017. The increase was due mainly to the accumulation of credits from abroad to be offset in subsequent years.

Property, plant and equipment

	2018	2017
Property, plant and equipment	20,100.4	18,822.3
Right of use asset	1,537.6	1,882.8
	21,638.0	20,705.1

As of December 31, 2018, the balance of property, plant and equipment amounted to R$ 21,638.0 million, compared to R$ 20,705.1 million as of December 31, 2017. The movement that resulted in a net increase of R$ 932.9 million or 4.5% is demonstrated in the chart below:

(in million Reais)	2018						2017
	Land and buildings	Facilities and equipment	Fixtures and fittings	Under construction	Right of use Asset	Total	Total
Acquisition Cost
Initial balance	8,961.8	24,538.8	5,076.4	1,258.0	2,309.5	42,144.4	37,419.4
Effect of foreign-exchange variation	118.6	(52.7)	(110.8)	17.2	14.5	(13.2)	31.4
Effect of application of IAS 29/CPC 42 (hyperinflation)	630.0	2,301.5	566.6	91.0	-	3,589.0	-
Effect of the application of IFRS 16/CPC 06 (Leases)	-	-	-	-	70.1	70.1	2,296.7
Acquisition through share exchange	100.5	117.7	0.1	0.2	-	218.4	204.2
Acquisitions	18.8	574.6	141.0	2,786.1	-	3,520.5	3,175.5
Disposals and write-offs	(39.2)	(1,007.8)	(369.6)	-	-	(1,416.6)	(706.8)
Transfers from (to) other asset categories	585.0	1,595.7	386.8	(2,730.3)	-	(162.9)	(310.9)
Others	-	8.0	-	-	-	7.9	35.0
Final balance	10,375.5	28,075.8	5,690.5	1,422.2	2,394.1	47,957.6	42,144.5

Depreciation and Impairment
Initial balance	(2,585.7)	(14,973.5)	(3,453.4)	-	(426.7)	(21,439.3)	(18,265.5)
Effect of foreign-exchange variation	(39.7)	(141.0)	51.1	-	(1.0)	(130.7)	(118.5)
Effect of application of IAS 29/CPC 42 (hyperinflation)	(110.7)	(1,366.7)	(431.4)	-	-	(1,908.7)	-
Write-off through equity interest	(0.8)	(19.8)	-	-	-	(20.5)	-
Depreciation	(327.9)	(2,500.8)	(708.1)	-	(428.8)	(3,965.7)	(3,625.2)
Loss due to reduction of the recovery amount	(36.4)	(160.8)	17.2	-	-	(180.0)	(125.2)
Disposals and write-offs	68.8	945.3	337.7	-	-	1,351.8	654.3
Transfers (from) to other asset categories	1.1	(33.5)	1.7	-	-	(30.7)	32.9
Others	-	4.0	-	-	-	4.0	7.8
Final balance	(3,031.3)	(18,246.8)	(4,185.2)	-	(856.5)	(26,319.8)	(21,439.4)
Book value:
December 31, 2017	6,376.1	9,565.3	1,623.0	1,258.0	1,882.8	20,705.1	20,705.1
December 31, 2018	7,344.2	9,829.0	1,505.3	1,422.2	1,537.6	21,637.8

Intangible Assets

As of December 31, 2018, the balance of the intangible assets amounted to R$ 5,840.6 million, compared to R$ 4,674.7 million, as of December 31, 2017. The net increase of R$1,165.9 million, or 24.9%, is a result mainly of the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42) in Argentina, as described in item 10.5 – Critical accounting policies – “(x) Accounting and disclosure rule in highly inflationary economy”, in addition to the impact of currency conversion.

Goodwill

As of December 31, 2018, the balance of goodwill amounted to R$ 34,276.2 million, compared to R$ 31,401.9 million as of December 31, 2017. The movement that resulted in a net increase of R$ 2,874.3 million is demonstrated in the chart below:

	2018	2017
Initial Balance	31,401.9	30,511.2
Effect of foreign-exchange variation	1,222.8	489.7
Effect of application of IAS 29/CPC 42 (hyperinflation)	1,686.5	-
Acquisition, (write-off) and exchange of subsidiaries	(37.0)	401.0
Final balance	34,276.2	31,401.9

Liabilities

Accounts payable

As of December 31, 2018, the balance of the current accounts payable amounted to R$ 14,050.0 million, compared to R$ 11,854.0 million as of December 31, 2017, an increase of R$ 2,196.0 million or 18.5%. The balance of non-current accounts payable amounted to R$126.1 million as of December 31, 2018, compared to R$ 175.1 million in the same period in 2017, a reduction of R$ 49.0 million, or -28.0%.

Loans and financing

The current and non-current loans and financing amounted to R$ 4,103.6 million as of December 31, 2018, compared to R$ 4,530.6 million as of December 31, 2017, a reduction of R$ 427.0 million, or -9.4% in the gross indebtedness in the year ended on December 31, 2018.

Income tax and social contribution

As of December 31, 2018, the balance of current and non-current income tax and social contribution amounted to R$3,786.4 million, compared to R$ 4,086.4 million as of December 31, 2017, a reduction of R$ 300.1 million, explained mainly by the payment of the installments to be paid in 2018 regarding adhesion to PERT 2017. As announced on September 29, 2017, the Company adhered to a special tax regularization program, involving tax contingencies under dispute, including contingencies related to the income tax and social contribution on profits. The total amount to be paid is approximately R$ 3.5 billion, of which approximately R$1.0 billion was paid in 2017, and the remaining shall be paid in 145 monthly installments as from January 2018, added by interests.

In addition, the balance of the income tax and social contribution is also a result of a lower effective tax rate, which, in 2018, was 13.6%, compared to an effective tax rate of 39.3% in 2017, much impacted by the adhesion to PERT, mentioned above. The main events that took place in the period and that impacted the effective tax rate were:

- Government grants related to taxes on sales: the reduction of the tax expenses reflects the deductibility of the subsidies for investment arising out of deferred or presumed credits on ICMS.

- Benefit of deductibility of interest on capital (“IOC”): according to the Brazilian legislation, the companies can opt for distributing IOC calculated based on the Long-Term Interest Rate (“TJLP”), which is deductible for income tax purposes under the applicable legislation, whose amount distributed until the date hereof was of R$ 5,030.5 million, and the tax impact was  of R$ 1,710.4 million.

Equity

As of December 31, 2018, the balance of equity amounted to R$ 57,454.8 million, compared to R$ 47,919.6 million as of December 31, 2017. The main reasons for the variation in equity accounts were: (i) profit in the year of R$ 11,347.7 million; (ii) the effect of the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42) in Argentina, as described in item 10.5 – Critical accounting policies – “(x) Accounting and disclosure rule of highly inflationary economy”; (iii) gains on the conversion of operations abroad amounting to R$ 1,766.6 million; and (iv) distribution of dividends and IOC of R$ 7,793.0 million.

Deferred income tax and social contribution (Assets and Liabilities)

As of December 31, 2018, the balance of the deferred income tax and social contribution (assets and liabilities) amounted to R$ 359.9 million liable, compared to R$ 18.3 million liable as of December 31, 2017. The variation of R$ 342.6 million is described in the charts below, which demonstrates the composition of the deferred tax per origin of the temporary difference.

(in million Reais)	2018
	Assets	Liabilities	Net
Financial Investments	10.0	-	10.0
Intangible assets	-	(1,031.1)	(1,031.1)
Employee Benefits	614.8	-	614.8
Accounts payable	1,807.8	(271.9)	1,535.9
Accounts receivable	41.3	(2.3)	39.0
Derivatives	18.7	(304.2)	(285.5)
Loans and financing	2.5	(78.5)	(76.0)
Inventories	266.7	(44.8)	221.9
Property, plant and equipment	109.6	(1,386.4)	(1,276.8)
Withholding tax on non-distributed dividends and royalties	-	(863.8)	(863.8)
Investments	-	(421.6)	(421.6)
Tax losses to be used	791.0	-	791.0
Provisions	363.1	(24.0)	339.1
Effect of the application of IFRS 16/CPC 06 (Leases)	47.2	-	47.2
Other items	50.6	(54.6)	(4.0)
Gross deferred tax assets/(liabilities)	4,123.3	(4,483.2)	(359.9)
Reclassification for net presentation	(2,058.6)	2,058.6	-
Net deferred tax assets/(liabilities)	2,064.7	(2,424.6)	(359.9)

(in million Reais)	2017
	Assets	Liabilities	Net
Financial Investments	39.0	-	39.0
Intangible assets	-	(719.5)	(719.5)
Employee Benefits	631.1	-	631.1
Accounts payable	1,382.4	(314.2)	1,068.2
Accounts receivable	52.3	-	52.3
Derivatives	6.8	(5.8)	1.0
Loans and financing	-	-	-
Inventories	248.7	(18.1)	230.6
Property, plant and equipment	-	(920.5)	(920.5)
Withholding tax on non-distributed dividends and royalties	-	(788.6)	(788.6)
Investments	-	(421.6)	(421.6)
Tax losses to be used	501.0	-	501.0
Provisions	347.3	(39.7)	307.6
Effect of the application of IFRS 16/CPC 06 (Leases)	31.6		31.6
Other items	-	(30.5)	(30.5)
Gross deferred tax assets/(liabilities)	3,240.1	(3,258.5)	(18.3)
Reclassification for net presentation	(929.3)	929.3	-
Net deferred tax assets/(liabilities)	2,310.9	(2,329.2)	(18.3)

Comparative analysis of Operational Results as of December 31, 2019 and December 31, 2018

The consolidated results of the Company are presented as follows:

Highlights of Consolidated Financial Information

(in million Reais, except for amounts related to volume, percentages*)

	Years ended on December 31
	2019	Vertical Analysis	2018	Vertical Analysis	Variation 2019/2018
Net revenue	52,599.7	100.0%	50,231.3	100.0%	4.7%
Cost of products sold	(21,678.2)	-41.2%	(19,249.4)	-38.3%	12.6%
Gross profit	30,921.5	58.8%	30,981.9	61.7%	-0.2%

Logistic expenses	(6,951.4)	-13.2%	(6,607.2)	-13.2%	5.2%
Commercial expenses	(5,696.1)	-10.8%	(5,721.3)	-11.4%	-0.4%
Administrative expenses	(2,680.0)	-5.1%	(2,363.5)	-4.7%	13.4%
Other operational income (expenses)	878.1	1.7%	947.3	1.9%	-7.3%
Operational earnings before non-recurring items	16,472.1	100.0%	17,237.2	34.3%	4.7%

Result from the exchange of equity interests	-	0.0%	30.0	0.1%	-100.0%
Restructuring	(101.8)	-0.2%	(175.5)	-0.3%	-42.0%
Result from the sale of a subsidiary	-	0.0%	78.6	0.2%	-100.0%
Acquisition of subsidiaries	-	0.0%	(1.5)	0.0%	-100.0%
Effect of application of IAS 29/CPC 42 (hyperinflation)	(5.4)	0.0%	(18.0)	0.0%	-70.0%
State Amnesty	(290.1)	-0.6%	-	0.0%	ns
Operational earnings	16,074.8	30.6%	17,150.8	34.1%	-6.3%

Financial expenses	(4,748.4)	-9.0%	(4,684.2)	-9.3%	1.4%
Financial income	1,638.9	3.1%	653.9	1.3%	150.6%
Net financial result	(3,109.5)	-5.9%	(4,030.3)	-8.0%

Interest in the results of jointly-controlled undertakings	(22.3)	0.0%	1.0	0.0%	-2,330.0%
Earnings before income tax and social contribution	12,943.0	24.6%	13,121.5	26.1%	-1.4%

Income tax and social contribution	(754.7)	-1.4%	(1,773.9)	-3.5%	-57.5%
Net profits of the period	12,188.3	23.2%	11,347.6	22.6%	7.4%
Controlling shareholder’s equity	11,780.0		10,995.0
Non-controlling shareholder’s equity	408.4		352.7

* Discrepancy in the sums of the amounts is due to rounding.

Highlights of the Financial Information per Business Segment

The table below contains some of the financial information per business segment regarding the years ended on December 31, 2019 and 2018:

	2019					2018
	Brazil	CAC(1)	LAS(2)	Canada	Total	Brazil	CAC(1)	LAS(2)	Canada	Total
Net revenue	28,724.5	6,757.9	10,028.7	7,088.6	52,599.7	26,814.2	5,813.9	10,753.9	6,849.3	50,231.3
Cost of products sold	(12,096.3)	(2934.1)	(3,998.0)	(2,649.8)	(21,678.2)	(10,014.8)	(2,559.1)	(4,261.7)	(2,413.8)	(19,249.4)
Gross profits	16,628.2	3,823.8	6,030.7	4,438.8	30,921.5	16,799.4	3,254.8	6,492.2	4,435.5	30,981.9
Administrative, sales and marketing expenses	(8,585.7)	(1,494.0)	(2,540.5)	(2,707.3)	(15,327.5)	(8,127.4)	(1,470.9)	(2,580.4)	(2,513.3)	(14,692.0)
Other operational income (expenses)	826.4	85.8	(18.0)	(16.1)	878.1	965.0	20.1	(24.6)	(13.1)	947.3
Non-recurring items	(328.2)	(17.1)	(51.9)	-	(397.2)	(43.7)	62.5	(88.4)	(16.8)	(86.4)
Operating income	8,540.7	2,398.5	3,420.4	1,715.4	16,074.9	9,593.2	1,866.4	3,798.9	1,892.4	17,150.9

(1) Beer and soft drink operation in the Central America and in the Caribbean.

(2) It includes the operations of Argentina, Bolivia, Paraguay, Uruguay and Chile.

Net revenue

For more information about the sales net revenue, see section 10.2(b).

Cost of products sold

The total cost of sales increased 12.6% in the year ended on December 31, 2019, reaching R$ 21,678.2 million, compared to R$ 19,249.4 million in the same period in 2018. As a percentage of the Company’s net revenue, the total cost of sales increased to 41.2% in 2019, in relation to 38.3% in 2018.

Cost of products sold per hectoliter

	Year ended on December 31
	2019	2018	% Variation
	(in Reais, except for percentages)
Brazil	113.3	98.5	14.9%
Brazil Beer(1)	125.1	105.6	18.4%
NAB(2)	77.5	75.5	2.8%
CAC(3)	211.7	194.5	8.8%
Latin America South	121.2	125.5	-3.4%
Canada	276.4	242.8	13.8%
Company Consolidated	132.8	121.3	9.5%

(1) Beer and “future beverages” operations of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operations in Central America and in the Caribbean.

Brazilian Operations

The total cost of sales of the Company’s Brazilian operations increased 20.8% in the year ended on December 31, 2019, reaching R$ 12,096.3 million in relation to R$ 10,014.8 million in the same period in 2018. The cost of the products sold in the Company’s Brazilian operations, per hectoliter, increased 14.9% in the year ended on December 31, 2019, reaching R$ 113.3/hl in relation to R$ 98.5/hl in the same period in 2018.

Beer Operation in Brazil

The cost of products sold in the beer and “future beverages” operation in Brazil increased 22.2%, reaching R$ 10,037.9 million in the year ended on December 31, 2019. The cost of products sold, per hectoliter, increased 18.4%. The main factors that contributed to such increase was a depreciation of Real against the US dollar, impacting the cost of our raw materials indexed to US dollar, and the increase of commodities prices, particularly barley.

Beverages operation (“NAB”) in Brazil

The cost of products sold in the non-alcoholic beverages operation in Brazil increased 14.3%, reaching R$ 2,058.4 million. The cost of products sold per hectoliter increased 2.8%, amounting to R$77.5/hl, negatively impacted by a depreciation of Real against US dollar, impacting the cost of our raw materials indexed by US Dollar, which was partially offset by the reduction of the sugar price.

Operation in Central America and the Caribbean (“CAC”)

The cost of products sold in CAC operations increased 14.7% in 2019, reaching R$ 2,934.1 million. The cost of products sold per hectoliter increased 8.8% in reported terms, but increased 3.1% in organic terms, disregarding effects of currency variation in the conversion to Reais. The increase of the cost per hectoliter in local currency is explained by increased costs associated with higher sales volume and by increased costs to supply the Panamanian market with no disruption, as our current infrastructure in Panama was unable to support the strong sales volume growth since 2017, leading to production capacity restraints in the country.

Latin America South Operations (“LAS”)

The cost of products sold in LAS amounted to R$ 3,998.0 million in 2019, representing a reduction of 6.2% compared to 2018. The cost of products sold, per hectoliter, decreased 3.4 % in reported terms, but increased 16.5% in organic terms, disregarding effects of currency variation in the conversion to Reais, changes to the scope of the operation, regarding the perpetual licensing agreement to Quilmes (see item 10.3 - Events with effective or expected material effects on the Financial Statements and Income – b) constitution, acquisition or disposal of equity interest – Perpetual licensing agreement to Quilmes). The main factors that explain such an increase in local currency are the general inflation in Argentina and the depreciation of Argentinean Peso against US Dollar, which raised the cost of our raw materials indexed to US Dollar.

Operations in Canada

The cost of products sold in our operations in Canada increased 9.8% in the year ended on December 31, 2019, amounting to R$ 2,649.8 million compared to the same period in the previous year. The cost of products sold, per hectoliter, increased 13.8% in reported terms, but increased 7.9% in organic terms, disregarding effects of currency variation in the conversion to Reais. The main factor that explains the increase in local currency is the inflation of our raw material due to the increase of commodities prices, particularly aluminum.

Gross profit

The gross profit decreased 0.2% in the year ended on December 31, 2019, amounting R$ 30,921.6 million, compared to R$ 30,981.9 million in the same period of 2018. The table below shows the contribution of each business unit to the consolidated gross profit of the Company.

	Gross profit
	2019			2018
	(in million Reais, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Brazil	16,628.2	53.8%	58%	16,799.4	54.2%	63%
Brazil Beer(1)	14,266.3	46.1%	59%	14,794.3	47.8%	64%
NAB(2)	2,361.9	7.6%	53%	2,005.2	6.5%	53%
CAC(3)	3,823.9	12.4%	57%	3,254.8	10.5%	56%
Latin America South	6,030.7	19.5%	60%	6,492.2	21.0%	60%
Canada	4,438.8	14.4%	63%	4,435.5	14.3%	65%
Company Consolidated	30,921.6	100.0%	59%	30,981.9	100.0%	62%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

Administrative, Distribution, and Sales and Marketing Expenses

The administrative, distribution, and sales and marketing expenses of the Company amounted to R$ 15,327.5 million in the year ended on December 31, 2019, representing an increase of 4.3% compared to the same period in 2018. The analysis of the administrative, distribution, and sales and marketing expenses in each of the business units is as follows.

Brazilian Operations

The administrative, distribution, and sales and marketing expenses, in Brazil, amounted to R$ 8,585.7 million in the year ended on December 31, 2019, an increase of 5.6% compared to the same period in 2018.

Beer Operation in Brazil

The administrative, distribution, and sales and marketing expenses amounted to R$ 7,252.6 million in the year ended on December 31, 2019, an increase of 2.9% compared to the same period in 2018, mainly explained by an increase in administrative expenses driven by higher variable remuneration provisions, an increase in distribution expenses, in line with inflation and a high depreciation. Such effects were partially offset by lower expenses with sales and marketing due to efficiency gains.

Non-alcoholic and beverages operation in Brazil (“NAB”)

The administrative, distribution, and sales and marketing expenses related to the non-alcoholic beverages segment amounted to R$ 1,333.2 million in the year ended on December 31, 2019, an increase of 23.8% compared to the same period in 2018, mainly explained by higher sales and marketing expenses, reflecting the volume growth and our continued investment in our brands; by slightly higher distribution expenses, mainly driven by inflation; by a higher depreciation; and by an increase in administrative expenses, mainly due to higher variable remuneration provisions.

Operation in Central America and the Caribbean (“CAC”)

The administrative, distribution, and sales and marketing expenses related to the Company’s operations in CAC amounted to R$ 1,494.0 million in the year ended on December 31, 2019, an increase of 1.6% compared to the same period in 2018, mainly as a consequence of the impact of the currency conversion and of higher depreciation. In organic terms, disregarding the effects of the foreign-exchange variations and of changes to the scope of the operation, our administrative, distribution, and sales and marketing expenses decreased 4.2%, reflecting the efficiency gains in sales and marketing and administrative expenses in the region.

Operations in Latin America South (“LAS”)

The administrative, distribution, and sales and marketing expenses of the Company in LAS amounted to R$ 2,540.5 million in the year ended on December 31, 2019, an increase of 1.5%, if compared to the same period in 2018, since the increase of the logistic and administrative expenses driven, above all, by the high inflation in Argentina, was offset by the impact of the currency conversion. In organic terms, disregarding the effects of the foreign-exchange variation and changes to the scope of the operation, our administrative, distribution, and sales and marketing expenses increased 25.2%, mainly impacted by inflationary pressures in Argentina, but still below the weighted inflation of the region.

Operations in Canada

The administrative, distribution, and sales and marketing expenses in our operation in Canada amounted to R$ 2,707.3 million in the year ended on December 31, 2019, an increase of 7.7%, if compared to the same period in 2018, as a result of a negative effect of the currency conversion. In organic terms, disregarding the effects of foreign-exchange variation, our administrative, distribution, and sales and marketing expenses increased 2.1%, explained by higher administrative expenses, due to higher variable compensation provisions, partially offset by efficiency gains in sales and marketing and distrubution initiatives.

Other Net Operational Income (Expenses)

The net balance of other operational income and expenses related to the year of 2019 posted gains of R$ 878.1 million, compared to gains of R$ 947.3 million reported in 2018. The decrease of 7.3% is explained mainly by a reduction of government grants related to long-term tax incentives of ICMS, due to a geographic mix of revenues and the expiration of a tax incentive in the state of Santa Catarina.

Non-recurring items

The non-recurring items amounted to an expense of R$ 397.2 million in 2019, compared to an expense of R$ 86.4 million reported in 2018. The expenses recorded in 2019 were mainly (i) due to an amnesty program in the State of Mato Grosso, in connection with requirements imposed in the context of the final validation of fiscal incentives granted by such state in the past, without the formal acceptance of other states; and (ii) by restructuring expenses primarily linked to centralization and sizing projects in Brazil and LAS.

Operating Income

The operating income decreased 6.3% in the period ended on December 31, 2019, reaching R$16.074.9 million in relation to the amount of R$ 17,150.9 million in the same period in 2018, mainly as a result of higher costs, partially offset by the increase of revenue.

Net Financial Result

The financial result in the period ended on December 31, 2019 was an expense of R$ 3,109.6 million compared to an expense of R$ 4,030.3 million in 2018. The decrease of 22.8% was driven by (i) higher interest income, driven by our cash balance, mainly in Reais, US dollars and Canadian dollars, and the recovery of a tax claim; and (ii) a positive impact resulting from the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42), since the effect of the adjustment for cumulative inflation, from January 1, 2019, of non-monetary assets on the balance sheet of our operations in Argentine was reported in a dedicated account in the finance results.. Such effects above were partially offset by (i) higher losses on derivative instruments, mainly driven by the carry cost of our currency hedges, primarily linked to the exposure of our cost of goods sold in Argentina, and; and (ii) higher losses on non-derivative monetary financial instruments related to non-cash expenses due to exchange rate variation on intercompany loans held in local currency, mainly Brazilian reais and the Argentine peso. The finance result includes the impact of a non-recurring financial expense amounting to R$ 18.2 million, explained by the payment of amnesty in the state of Mato Grosso in Brazil, partially offset by intercompany transactions with no cash effect.

The total debt of the Company in the period ended on December 31, 2019 reduced R$ 1,040.9 million compared to 2018, while its amount of cash and cash equivalents, net of bank overdrafts, and financial investments, increased R$ 438.3 million.

Expense with income tax and social contribution

The expenses with income tax and social contribution in 2019 amounted to R$ 754.7 million, compared to R$ 1,773.9 million registered in 2018. The effective tax rate was 5.8% against the tax rate of the previous year of R$ 13.5%. The reduction in the effective tax rate in 2019 is mainly explained by a higher interest on equity deductibility benefit resulting from a higher payment of interest on equity in 2019.

Net Profit

The net profit obtained by the Company in the year ended on December 31, 2019 was R$ 12,188.3 million, representing an increase of 7.4%, if compared to R$ 11,347.7 million in 2018, while adjusted by the non-recurring items, the net profit increased 8.5% in 2019 to R$ 12,139.0 million.

Comparative analysis of Operational Results as of December 31, 2018 and December 31, 2017

The consolidated results of the Company are presented as follows:

Highlights of Consolidated Financial Information

(in million Reais, except for amounts related to volume, percentages*)

	Years ended on December 31
	2018	Vertical Analysis	2017	Vertical Analysis	Variation 2018/2017
Net revenue	50,231.3	100.0%	47,899.3	100.0%	4.9%
Cost of products sold	(19,249.4)	-38.3%	(18,028.4)	-37.7%	6.8%
Gross profit	30,981.9	61.7%	29,870.9	62.3%	3.7%

Logistic expenses	(6,607.2)	-13.2%	(6,193.8)	-13.1%	6.7%
Commercial expenses	(5,721.3)	-11.4%	(5,613.6)	-11.7%	1.9%
Administrative expenses	(2,363.5)	-4.7%	(2,620.0)	-5.5%	-9.8%
Other operational income (expenses)	947.3	1.9%	1,217.3	22.5%	-22.2%
Operational earnings before non-recurring items	17,237.2	34.3%	16,660.8	34.8%	3.5%

Result from the exchange of equity interests	30.0	0.1%	-	0.0%	ns
Restructuring	(175.5)	-0.3%	(105.5)	0.2%	66.4%
Result from the sale of a subsidiary	78.6	0.2%	-	0.0%	ns
Acquisition of subsidiaries	(1.5)	0.0%	-	0.0%	ns
Effect of application of IAS 29/CPC 42 (hyperinflation)	(18.0)	0.0%	-	0.0%	ns
State Amnesty	-	0.0%	-	0.0%	ns
Other non-recurring items	-	0.0%	(3.2)	0.1%	ns
Operational earnings	17,150.9	34.1%	16,552.1	34.6%	3.6%

Financial expenses	(4,684.2)	-9.3%	(4,488.2)	-9.4%	4.4%
Financial income	653.9	1.3%	774.4	1.6%	-15.6%
Net financial result	(4,030.3)	-8.0%	(3,713.8)	-7.8%	15.4%

Interest in the results of jointly-controlled undertakings	1.0	0.0%	(3.1)	0.0%	-132.3%
Earnings before income tax and social contribution	13,121.6	26.1%	12,835.2	26.8%	2.2%

Income tax and social contribution	(1,773.9)	-3.5%	(5,047.7)	-10.5%	-64.9%
Net profits of the period	11,347.7	22.6%	7,787.5	16.3%	45.7%
Controlling shareholder’s equity	10,995.0		7,269.0
Non-controlling shareholder’s equity	352.7		518.5

* Discrepancy in the sums of the amounts is due to rounding.

Highlights of the Financial Information per Business Segment

The table below contains some of the financial information per business segment regarding the years ended on December 31, 2018 and 2017:

	2018					2017
	Brazil	CAC(1)	LAS(2)	Canada	Total	Brazil	CAC(1)	LAS(2)	Canada	Total
Net revenue	26,814.2	5,813.9	10,753.9	6,849.3	50,231.3	26,353.0	4,733.0	10,769.7	6,043.5	47,899.3
Cost of products sold	(10,014.8)	(2,559.1)	(4,261.7)	(2,413.8)	(19,249.4)	(9,879.8)	(2,044.8)	(4,120.7)	(1,983.1)	(18,028.4)
Gross profits	16,799.4	3,254.8	6,492.2	4,435.5	30,981.9	16,473.2	2,688.2	6,649.0	4,060.5	29,870.9
Administrative, sales and marketing expenses	(8,127.4)	(1,470.9)	(2,580.4)	(2,513.3)	(14,692.0)	(8,359.3)	(1,330.1)	(2,487.1)	(2,250.8)	(14,427.4)
Other operational income (expenses)	965.0	20.1	(24.6)	(13.1)	947.3	1,092.7	77.8	41.2	5.6	1,217.3
Non-recurring items	(43.7)	62.5	(88.4)	(16.8)	(86.4)	(33.0)	(23.1)	(41.3)	(11.3)	(108.7)
Operating income	9,593.2	1,866.4	3,798.9	1,892.4	17,150.9	9,173.6	1,412.8	4,161.8	1,804.0	16,552.1

(1) Beer and soft drink operation in the Central America and in the Caribbean.

(2) It includes the operations of Argentina, Bolivia, Paraguay, Uruguay, Chile, and before December 31, 2016, Colombia, Ecuador and Peru.

Net revenue

For more information about the sales net revenue, see section 10.2(b).

Cost of products sold

The total cost of sales increased 6.8% in the year ended on December 31, 2018, reaching R$ 19,249.4 million, compared to R$ 18,028.4 million in the same period in 2017. As a percentage of the Company’s net revenue, the total cost of sales increased to 38.3% in 2018, in relation to 37.6% in 2017.

Cost of products sold per hectoliter

	Year ended on December 31
	2018	2017	% Variation
	(in Reais, except for percentages)
Brazil	98.5	92.9	6.0%
Brazil Beer(1)	105.6	98.3	7.4%
NAB(2)	75.5	76.3	-1.0%
CAC(3)	194.5	166.6	16.7%
Latin America South	125.5	121.0	3.7%
Canada	242.8	195.7	24.1%
Company Consolidated	121.3	110.7	9.6%

(1) Beer and “future beverages” operations of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operations in Central America and in the Caribbean.

Brazilian Operations

The total cost of sales of the Company’s Brazilian operations increased 1.4% in the year ended on December 31, 2018, reaching R$ 10,014.8 million in relation to R$9,879.8 million in the same period in 2017. The cost of the products sold in the Company’s Brazilian operations, per hectoliter, increased 6.0% in the year ended on December 31, 2018, reaching R$ 98.5/hl in relation to R$ 92.9/hl in the same period in 2017.

Beer Operation in Brazil

The cost of products sold in the beer and “future beverages” operation in Brazil increased 4.2%, reaching R$ 8,214.2 million in the year ended on December 31, 2018. The cost of products sold, per hectoliter, increased 7.4%. The main factor that contributed to such increase was the increase of commodities prices, particularly aluminum, which was partially offset by an appreciation of Real against US Dollar, benefiting the cost of our raw materials indexed to US Dollar.

Non-alcoholic beverages operation (“NAB”) in Brazil

The cost of products sold in the non-alcoholic beverages operation in Brazil reduced by 9.7%, reaching R$ 1,800.6 million. The cost of  products sold per hectoliter decreased 1.0%, amounting to R$75.5/hl, positively impacted by the cost of our raw materials indexed by US Dollar and by lower commodities prices, especially sugar, as well as by lower expenses with industrial depreciation, partially offset by the increase of other commodities prices, such as aluminum.

Operation in Central America and the Caribbean (“CAC”)

The cost of products sold in CAC operations increased 25.2% in 2018, reaching R$ 2,559.1 million. The cost of products sold per hectoliter increased 16.7% in reported terms, but increased 6.2% in organic terms, disregarding effects of currency variation in the conversion to Reais and changes to the scope of the operation, regarding the sale of the subsidiary Barbados Bottling Co. Ltd. in June, 2018 (see item 10.3 – Events with effective or expected material effects on the Financial Statements and Income – a) introduction or divestment of operating segment). The increase of the cost per hectoliter in local currency is explained by the inflation of raw materials, as well as by increased temporary costs to supply the Panamanian market with no disruption, as our current infrastructure in Panama was unable to support the strong sales volume growth since 2017 leading to production capacity restraints in the country, partially offset by productivity gains as a function of the operational leverage.

Latin America South Operations (“LAS”)

The cost of products sold in LAS amounted to R$ 4,261.7 million in 2018, representing an increase of 3.4% compared to 2017. The cost of products sold, per hectoliter, increased by 3.7% in reported terms, but increased by 12.5% in organic terms, disregarding effects of currency variation in the conversion to Reais, changes to the scope of the operation, regarding the perpetual licensing agreement to Quilmes (see item 10.3 - Events with effective or expected material effects on the Financial Statements and Income – b) constitution, acquisition or disposal of equity interest – Perpetual licensing agreement to Quilmes) and effects of the application of the accounting and disclosure rule in highly-inflationary economy (IAS 29/CPC 42) in Argentina. The main factors that explain such an increase in local currency are the general inflation in Argentina, partially offset by the impact of the variation of Argentinean Peso against US Dollar on our raw materials indexed to US Dollar.

Operations in Canada

The cost of products sold in our operations in Canada increased 21.7% in the year ended on December 31, 2018, amounting to R$ 2,413.8 million compared to R$ 1,983.1 million in the same period in the previous year. The cost of products sold, per hectoliter, increased by 24.1% in reported terms, but increased by 8.5% in organic terms, disregarding effects of currency variation in the conversion to Reais. The main factor that explains the increase in local currency is the inflation of our raw material due to the increase of some commodities prices, particularly aluminum.

Gross profit

The gross profit increased 3.7% in the year ended on December 31, 2018, reaching R$ 30,981.9 million, compared to R$ 29,870.9 million in the same period of 2017. The table below shows the contribution of each business unit to the consolidated gross profit of the Company.

	Gross profit
	2018			2017
	(in million Reais, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Brazil	16,799.4	54.2%	63%	16,473.2	55.1%	63%
Brazil Beer(1)	14,794.3	47.8%	64%	14,622.6	49.0%	65%
NAB(2)	2,005.2	6.5%	53%	1,850.6	6.2%	48%
CAC(3)	3,254.8	10.5%	56%	2,688.2	9.0%	57%
Latin America South	6,492.2	21.0%	60%	6,649.0	22.3%	62%
Canada	4,435.5	14.3%	65%	4,060.5	13.6%	67%
Company Consolidated	30,981.9	100.0%	62%	29,870.9	100.0%	62%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

Administrative, Distribution, and Sales and Marketing Expenses

The administrative, distribution, and sales and marketing expenses of the Company, amounted to R$ 14,692.0 million in the year ended on December 31, 2018, representing an increase of 1.8% compared to the same period in 2017. The analysis of administrative, distribution and sales and marketing expenses in each of the business units is shown below.

Brazilian Operations

The administrative, distribution, and sales and marketing expenses in Brazil amounted to R$ 8,127.4 million in the year ended on December 31, 2018, a reduction of 2.8% if compared to the same period in 2017.

Beer Operation in Brazil

Administrative, distribution, sales and marketing expenses totaled R$ 7,050.3 million for the year ended on December 31, 2018, a reduction of 3.3% compared to the same period in 2017, explained mainly by lower administrative expenses, impacted by the provision related to the variable remuneration and lower sales and marketing expenses, due to efficiency gains. These gains were partially offset by an increase in distribution expenses, in line with inflation.

Non-alcoholic beverages (“NAB”) operations in Brazil

Administrative, distribution and sales and marketing expenses for the segment of non-alcoholic beverages totaled R$ 1,077.1 million for the year ended on December 31, 2018, an increase of 0.7% compared to the same period in 2017, mostly explained by higher sales and marketing expenses, as well as distribution, driven mainly by inflation, partially offset by lower administrative expenses, impacted by the variable remuneration provision.

Central American and Caribbean Operations (“CAC”)

Administrative, distribution and sales and marketing expenses for the Company’s operations in CAC totaled R$ 1,470.9 million for the year ended on December 31, 2018, an increase of 10.6% compared to the same period in 2017, driven principally by the impact of currency conversion, and higher expenses with distribution. In organic terms, ignoring the effects of the change in exchange rate and change in the scope of the operation, our administrative, distribution, sales and marketing expenses increased 0.6%, reflecting the corresponding growth in sales volume and higher distribution expenses, driven by inflation, partially offset by efficiency gains in expenses with sales and marketing and administrative costs in the region.

Latin America South Operations (“LAS”)

Administrative, distribution, sales and marketing expenses of the Company in LAS amounted to R$ 2,580.4 million for the year ended on December 31, 2018, an increase of 3.8%, if compared with the year 2017, since the increase of logistic and administrative costs, mainly driven by the high inflation in Argentina was more than offset by the impact of currency conversion. In organic terms, disregarding the effects of the change in exchange rate, changes in the scope of the operation and effects of applying the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29) in Argentina, our administrative, distribution, sales and marketing expenses increased 22.0%, impacted, mainly, by inflationary pressures in Argentina, but still below the weighted inflation in the region.

Canada operations

Administrative, distribution, sales and marketing expenses of our Canada operations totaled R$2,513.3 million for the year ended December 31, 2018, an increase of 11.7% compared to 2017, as a result of a negative effect of currency conversion. In organic terms, disregarding the effects of the change in exchange rate, our administrative, distribution, sales and marketing expenses decreased 2.4%, explained by efficiency gains in sales and marketing and administrative initiative.

Other Net Operating Income (Expenses)

The net balance of other operating income and operational expenses for the year 2018 showed a gain of R$ 947.3 million against a gain of R$ 1,217.3 million registered in 2017. The decrease of 22.2% is primarily explained by the reduction in government subsidies relating to long-term ICMS incentives, due to a lower volume and geographic mix of revenues, as well as losses on disposal of property, plant and equipment and intangible assets, as the application of the Accounting and Disclosure Rule of Highly Inflationary Economy (IAS 29/CPC 42) in Argentina resulted in the restatement of fixed asset values and, consequently, higher losses on disposal.

Non-Recurring Items

Non-recurring items amounted to an expense of R$ 86.4 million in 2018, compared to an expense of R$ 108.7 million in 2017. The 2018 expense is explained mainly by restructuring costs, related to centralization and sizing projects in Brazil and in the LAS.

Operating Income

Operating income increased 3.6% in the period ended on December 31, 2018, reaching R$ 17,150.9 million in relation to R$ 16,552.1 million in the same period of 2017, due primarily to higher revenue, partially offset by higher costs.

Net Financial Result

The financial result for the year ended December 31, 2018 comprised expenses of R$ 4,030.3 million compared to an expense of R$ 3,713.8 million in 2017. The increase of 8.5% was driven by (i) higher losses with derivative instruments, explained by the increase the carry cost of our currency hedges linked to the exposure of the cost in Brazil and in Argentina, as well as by non-cash expenses related to equity swaps; (ii) losses with non-derivative instruments related to non-cash expenses due to the exchange rate change in loans among the companies of the group, as a result of the depreciation of Real and of the Argentinean Peso. The finance result includes the impact of a non-recurring financial expense amounting to R$ 179.1 million regarding the foreign-exchange variation of loans settled with related parties, historically recognized in the owners’ equity and reclassified to the result of the fiscal year upon the liquidation of said loans.

The Company’s total indebtedness for the year ended December 31, 2018 decreased R$ 426.9 million compared to 2017, while its current cash and cash equivalents, net of overdrafts, and financial investments increased R$ 1,112.3 million.

Income tax and social contribution expense

Expenses for income tax and social contribution in 2018 amounted to R$ 1,773.9 million, compared to R$ 5,047.7 million recorded in 2017. The effective rate was 13.5%, against the previous year’s rate of 39.3%, since in 2017 we have been impacted for two non-recurring tax adjustments, and the main adjustment was of R$ 2,784.7 million related to PERT 2017 and the other, without cash effect, of approximately R$ 510 million related to the tax effects of the exchange rate change over loans among the companies of the group, which were historically reported in the owners’ equity and were reclassified to the result of the exercise upon the liquidation of said loans. Adjusted by the two non-recurring tax adjustments, the effective tax rate in 2017 was of 13.7% comparable to the effective tax rate of 2018.

Net Profit

The Company’s net profit for the year ended on December 31, 2018 was of R$ 11,347.7 million representing an increase of 45.7%, if compared to the R$ 7,787.5 million in 2017 while adjusted by the non-recurring items, the net profit decreased 0.5% in 2018 to R$ 11,561.6 million.

 Cash Flow for the Year Ended on December 31, 2019 compared with 2018

	2019	2018	Variation
Cash flow			2019/2018
Cash flow of the operating activities	18,381.3	18,346.1	-0.2%
Cash flow of the investment activities	-4,838.6	-3,675.7	31.6%
Cash flow of financial activities	-12,283.5	-13,656.5	-10.1%
Total	1,259.2	1,013.9	24.2%

Operating activities

The Company’s cash flow from operating activities decreased 0.2%, reaching R$ 18,381.3 million in the year ended on December 31, 2019, in relation to the R$ 18,346.1 million in the same period in 2018, mainly due to (i) an increase of 14.7% in the cost of product sold (excluding depreciation and amortization) and an increase of 3.1% in the distribution, administrative, sales and marketing expenses (excluding depreciation and amortization), partially offset by an increase of 4.7% in the net revenues of sales, which led to a worse operating income, and; (ii) an increase in income tax paid, partially offset by an improve in the variation of working capital during 2019, with an increase of R$ 262.6 million in 2019.

Investment Activities

The cash flow used in the investment activities of the Company in the year ended on December 31, 2019 amounted R$ 4,838.6 million, compared to R$ 3,675.7 million in the same period of 2018, mainly explained by an increase in investments in property, plant and equipment and intangible assets of R$ 1,498.4 million in 2019 compared to 2018, together with the greater outflows related to the acquisition of other investments.

Financial Activities

The cash flow of the financial activities in the year ended on December 31, 2019 amounted to a cash outflow of R$ 12,283.5 million, compared to the cash outflow of R$ 13,656.5 million in the same period in 2018, mainly as a result of decrease of cash used for the acquisition of non-controlling interest, due to the partial exercise, in 2018, of put option by E. León Jimenes S.A. related to the interest in the equity capital of Tenedora (see item 10.3 - Events with effective or expected material effects on the Financial Statements and Income – b) organization, acquisition or disposal of equity interest – Renegotiation of the shareholders’ agreement of Tenedora CND). Such impact was partially offset by lower proceeds from borrowings and by higher outflows related to cash net of finance costs other than interests.

Cash Flow for the Year Ended on December 31, 2018 compared with 2017

	2018	2017	Variation
Cash flow			2018/2017
Cash flow of the operating activities	18,346.1	18,260.8	0.5%
Cash flow of the investment activities	-3,675.7	-3,073.0	19.6%
Cash flow of financial activities	-13,656.5	-13.250.9	3.1%
Total	1,013.9	1,936.9	-47.7%

Operating activities

The Company’s cash flow from operating activities increased 0.5%, reaching R$ 18,346.1 million in the year ended on December 31, 2018, in relation to the R$ 18,260.8 million in the same period in 2017, mainly due to (i) an increase of 4.9% in the net revenues, which led to an improved operating income, partially impacted by an increase of 6.5% in the cost of product sold (excluding depreciation and amortization) and an increase of 2.2% in the distribution, administrative, sales and marketing expenses (excluding depreciation and amortization); (ii) a reduction of R$ 445.3 million in income tax and social contribution paid in the year; partially compensated by a slight decrease in the variation of working capital during 2018, with a reduction of R$ 11.3 million in relation to 2017.

Investment Activities

The cash flow used in the investment activities of the Company in the year ended on December 31, 2018 amounted R$ 3,675.7 million, compared to the R$ 3,073.0 million in the same period of 2017, mainly explained by an increase in investments in property, plant and equipment and intangible assets of R$ 367.2 million in 2018, together with the financial investment in debt instruments.

Financial Activities

The cash flow of the financial activities of the year ended on December 31, 2018 amounted to a cash outflow of R$ 13,656.5 million compared to the cash outflow of R$ 13,250.9 million in the same period in 2017, mainly as a function of the acquisition of non-controlling shareholders, due to the partial exercise of put option by E. León Jimenes S.A. related to the interest in the equity capital of Tenedora (see item 10.3 - Events with effective or expected material effects on the Financial Statements and Income – b) organization, acquisition or disposal of equity interest – Renegotiation of the shareholders’ agreement of Tenedora CND). Such impact was partially offset by (i) higher proceeds from borrowings; (ii) lower outflows due to the repayment of borrowings; and (iii) lower outflows related to cash net of finance costs other than interests.

10.2 – Operating and financial income

a) Operating income of the Company, particularly: (i) the description of material income components; and (ii) factors with material impact on operating income.

i) Description of any material income components

The revenues of the Company and its subsidiaries primarily consist of the sale of beers, “future beverages” and non-alcoholic beverages through the operations described in Item 10.1 above.  To a lesser extent, the Company also generates revenues from the sale of malt and by-products deriving from its operations.

The demand for its products is primarily related to consumer disposable income, price and weather conditions in the countries where the Company and its subsidiaries operate.

ii) Factors that materially affect operating income

2019

The year 2019 was marked by transformative investments in our portfolio, with new liquids and new packaging, innovations that seek the long-term sustainable growth of the Company, achieving a growth in net revenue. On the other hand, we face significant cost pressures due to the increase in the raw material prices denominated in dollars.

In Brazil, beer and non-alcoholic beverages industries have resumed growth, in the face of a gradual improvement in the consumption environment. Additionally, in the beer segment in Brazil, we introduced innovations in all market segments and continue to make structural investments directed at the consumer. We launched and consolidated the Skol Puro Malte brand, which strengthens the Skol family of beers, and we move forward with the good momentum of the Brahma brand, which maintained its connection with Brazilian passion points - soccer and country music. Our portfolio of premium beers maintained a strong double-digit growth rate. Finally, to continue innovating in other beverage categories, we developed and launched the Skol Beats 150 bpm and Skol Beats GT products. We also had positive results in the non-alcoholic beverages market in Brazil, with the premium brands Tônica, Lipton, do bem, H2OH! and Gatorade. In addition, we maintained important investments in the Guaraná Antárctica brand.

In Latin America South, we faced strong macroeconomic volatility, especially in Argentina, impacting results in the region. In this scenario, we kept the focus on strengthening our brands in each country. Especially in Argentina, the Andes Origen brand, launched in the previous year, maintained an accelerated pace of growth throughout the year.

In Central America and the Caribbean, we continue with solid growth in our portfolio, with emphasis on the Modelo Especial, Corona and Presidente beers. As a consequence, we obtained an expansion of EBITDA and its margin in relation to the previous year.

In Canada, the performance of the Bud Light, Michelob Ultra, Stella Artois, Corona brands, in addition to our portfolio of specialty beers, guaranteed the maintenance of our leadership position in the beer market.

2018

In Brazil, the year 2018 was marked by a scenario of external volatility, particularly related to the following factors: (i) bad weather during summer at the beginning of the year; (ii) truckers strike in May; and (iii) uncertainty of consumers during the period preceding the elections, all of which in a context of a macroeconomic environment still under recovery. In such circumstances, both the beer and the non-alcoholic beverages industry contracted. However, we made transformational investments in our beer portfolio in Brazil, with innovations in new liquids and new packaging, involving all market segments. Particularly in the premium segment we had a strong growth of our brands, both the global and the national ones. We also kept investing in the non-alcoholic beverages segment, in which we also had a good performance of the premium brands, for instance, Lipton, Tônica, Gatorade and Do Bem. Finally, we carried out a series of initiatives through our growth platforms that contributed to the strengthening of the business and creation of long-term sustainable value.

In Central America and in the Caribbean (CAC), the favorable macroeconomic environment in most operations, as well as the continuous evolution of our commercial strategy, boosted an expansion of volume, income and EBITDA in the region.

In Latin America South (LAS), we faced, as of May 2018, an adverse macroeconomic scenario, with significant depreciation of the Argentinean Peso and high inflation. In such context, we started to report our results applying the accounting and disclosure rule in highly-inflationary economy (IAS 29/CPC 42) in Argentina as from the third quarter of the year, which exerted a relevant impact on our financial statements (see item 10.5 – Critical accounting policies – (x) Accounting and Disclosure Rule in Highly Inflationary Economy). Nevertheless, with our revenue management strategy and cost discipline in Argentina, combined with the solid performance of volume in other important markets of the region, such as Bolivia, Chile and Paraguay, we obtained solid growth of EBITDA in the local currencies.

In Canada, we faced a beer industry under pressure during the year, but kept our leading position in the market, reaching positive results with our portfolio, in the core segment with Bud Light and Michelob Ultra, in the premium segment with Stella Artois and Corona and with our craft beers.

2017

In Brazil, the results of our beer operation in 2017 improved consistently during the year, reaching an inflection point and resuming the growth. Despite the negative volume of the industry, our beer operation generated volume, revenue and EBITDA growth. Our Soft Drinks and Non-Alcoholic and Non-Carbonated Beverages operation in Brazil was negatively impacted by the strong retraction of the soft-drink industry in Brazil. Notwithstanding, we had a good performance of the premium brands Fusion, Lipton and Do Bem, which reached positive volume results in relation to the previous year. Within this context, we are confident that the initiatives implemented by means of our commercial platforms contributed to our evolution in 2017.

In Central America and the Caribbean (CAC), we initiated our Panama operation, with a solid growth of our brand portfolio, which includes Atlas Golden Light and Stella Artois. Therefore, we had an expansion of EBITDA in the region corresponding to, approximately, 600 million of US dollars, which represents an increase of over 24% in relation to the previous year.

In Latin America South (LAS), our volume presented a solid growth, supported by the expansion of the beer market in Argentina and Paraguay, and by the good performance of our Brahma, Patagonia and Stella Artois brands.

And, in Canada, we maintained our market leadership, mainly due to the performance of Bud Light and Stella Artois and of our mixed beverage portfolio, ciders and special beers, which includes the Mill Street and Archibald brands.

b) income variation ascribed to variations in prices, foreign exchange rates, inflation, volumes and introduction of new products and services

Net Revenue – Year ended on December 31, 2019 compared to 2018

The net revenue increased 4.7% in the year ended on December, 2019, reaching R$ 52,599.7 million in relation to the R$ 50,231.3 million in the same period in 2018.

Net revenue

	Year ended on December 31
	2019		2018		% Variation
	In million Reais, except for percentages
Brazil	28,724.5	54.6%	26,814.2	53.4%	7.1%
Beer Brazil(1)	24,304.2	46.2%	23,008.5	45.8%	5.6%
NAB(2)	4,420.2	8.4%	3,805.7	7.6%	16.1%
CAC(3)	6,757.9	12.8%	5,813.9	11.6%	16.2%
Latin America South	10,028.7	19.1%	10,753.9	21.4%	-6.7%
Canada	7,088.6	13.5%	6,849.3	13.6%	3.5%
Company Consolidated	52,599.7	100.0%	50,231.3	100.0%	4.7%

(1) Beer and “future beverages” operation of the Company in Brazil

(2) Non-alcoholic beverages

(3) Beer and soft drink operation in Central America and in the Caribbean

	Sales volume Year ended on December 31
	2019		2018		% Variation
	In thousands of hectoliters, except for percentages
Brazil	106,806.7	65.4%	101,642.9	64.0%	5,1%
Beer Brazil(1)	80,263.7	49.2%	77,784.2	49.0%	3,2%
NAB(2)	26,542.9	16.3%	23,858.8	15.0%	11,2%
CAC(3)	13,859.5	8.5%	13,159.8	8.3%	5,3%
Latin America South	32,991.1	20.2%	33,971.2	21.4%	-2,9%
Canada	9,585.7	5.9%	9,942.9	6.3%	-3,6%
Company Consolidate	163,243.0	100.0%	158,716.9	100.0%	2,9%

(1) Beer and “future beverages” operation of the Company in Brazil

(2) Non-alcoholic beverages

(3) Beer and soft drink operation in Central America and in the Caribbean

	Net revenue per hectoliter
	Year ended on December 31
	2019	2018	%Variation
	(In Reais, except for percentages)
Brazil	268.9	263.8	1.9%
Beer Brazil(1)	302.8	295.8	2.4%
NAB(2)	166.5	159.5	4.4%
CAC(3)	487.6	441.8	10.4%
Latin America South	304.0	316.6	4.0%
Canada	739.5	688.9	7.3%
Company Consolidated	322.2	316.5	1.8%

(1) Beer and “future beverages” operation of the Company in Brazil

(2) Non-alcoholic beverages

(3) Beer and soft drink operation in Central America and in the Caribbean

Brazilian Operations

The net revenue generated by our Beer and NAB operations in Brazil increased 7.1% in 2019, reaching R$ 28,724.5 million.

Beer Operation in Brazil

The net revenue from the sales of beer in Brazil in 2019 increased 5.6%, accumulating R$ 24,304.2 million, explained by an increase of 2.4% in the revenue per hectoliter, which reached R$ 302.8/hl, combined with an expansion of the sales volume of 3.2% in the period. The increase of the net revenue per hectoliter was a result of our revenue management strategy.

Non-alcoholic beverage operation in Brazil

The net revenue generated by the NAB operation in 2019 increased 16.1%, reaching R$ 4,420.2 million. The volumes increased 11.3% in 2019 in view of the gradual improvement of the consumer environment. The net revenue per hectoliter of NAB segment in Brazil increased 4.4% in 2019, reaching R$ 166.5/hl in the year, mainly due to our revenue management.

Operation in Central America and in the Caribbean

The operations in CAC presented an increase of the net revenue in 2019 of 16.2%, amounting  R$ 6,757.9 million as a function of a volume increase of 5.3% and of an increase in the net revenue per hectoliter of 10.4%, explained both by the positive effect of the foreign-exchange variation in the conversion to Reais and by an organic increase of the net revenue per hectoliter of 4.4% per year.

Operations in Latin America South

The operations in Latin America South contributed with R$ 10,028.7 million to the consolidated net revenue in 2019, representing a reduction of 6.7% mainly as a function of the negative effect of the foreign-exchange variation in the conversion to Reais, together with a reduction of 2.9% of the sales volume in the region in the year. The organic increase of the revenue was of 15.1% as a function of an organic increase in the net revenue per hectoliter of 19.0%, boosted by high inflation in Argentina and our revenue management strategy.

Operations in Canada

The operations in Canada contributed with R$ 7,088.6 million to our consolidated net revenue in 2019, an increase of 3.5% in relation to the previous year. Such result is mainly due to the positive effect of the foreign-exchange variation in the conversion to Reais. In local currency, the increase of 1.7% of our net revenue per hectoliter was more than offset by the volume decrease of 3.6% related to a weak beer industry in the year.

Net Revenue – Comparison between figures as of December 31, 2018 and 2017

Net revenue increased 4.9% in the year ended on December 31, 2018, reaching R$ 50,231.3 million compared to R$ 47,899.3 million in 2017.

	Net Revenue
	Year ended on December 31
	2018		2017		% Variation
	In million Reais, except for percentages
Brazil	26,814.2	53.4%	26,353.0	55.0%	1.8%
Beer Brazil(1)	23,008.5	45.8%	22,509.3	47.0%	2.2%
NAB(2)	3,805.7	7.6%	3,843.7	8.0%	-1.0%
CAC(3)	5,813.9	11.6%	4,733.0	9.9%	22.8%
Latin America South	10,753.9	21.4%	10,769.7	22.5%	-0.1%
Canada	6,849.3	13.6%	6,043.5	12.6%	13.3%
Company Consolidated	50,231.3	100.0%	47,899.3	100.0%	4.9%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

	Sales Volume
	Year ended on December 31
	2018		2017		% Variation
	In thousands of hectoliters, except for percentages
Brazil	101,642.9	64.0%	106,360.0	65.3%	-4.4%
Beer Brazil(1)	77,784.2	49.0%	80,233.6	49.3%	-3.1%
NAB(2)	23,858.8	15.0%	26,126.4	16.0%	-8.7%
CAC(3)	13,159.8	8.3%	12,271.8	7.5%	7.2%
Latin America South	33,971.2	21.4%	34,062.0	20.9%	-0.3%
Canada	9,942.9	6.3%	10,135.7	6.2%	-1.9%
Company Consolidated	158,716.9	100.0%	162,829.4	100.0%	-2.5%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

	Net Revenue per Hectoliter
	Year ended on December 31
	2018	2017	% Variation
	(In Reais, except for percentages)
Brazil	263.8	247.8	6.5%
Beer Brazil(1)	295.8	280.5	5.4%
NAB(2)	159.5	147.1	8.4%
CAC(3)	441.8	385.7	14.5%
Latin America South	316.6	316.2	0.1%
Canada	688.9	596.3	15.5%
Company Consolidated	316.5	294.2	7.6%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

Brazilian Operations

Net revenue from our Beer and NAB operations in Brazil increased 1.8% in 2018, reaching R$ 26,814.2 million.

Beer Operations in Brazil

Net revenue from beer sales in Brazil increased 2.2% in 2018, accumulating R$ 23,008.5 million, mainly explained by an increase of 5.4% in the revenue per hectoliter, which amounted to R$ 295.8/hl, partially impacted by a reduction of the sale volume of 3.1% in the period. The increase in the net revenue per hectoliter was the result of our revenue management strategy.

Operations of carbonated soft drinks and non-alcoholic and non-carbonated beverages in Brazil

Net revenue from NAB operations in 2018 decreased 1.0%, reaching R$ 3,805.7 million. The volumes dropped 8.7% in 2018, since the industry is still pressured by a challenging consumer environment. Net revenue per hectoliter in Brazil’s NAB segment increased 8.4% in 2018, reaching R$ 159.5/hl in the year, especially due to our revenue management.

Central America and the Caribbean (CAC) Operations

The CAC operations showed an increase in net revenue in 2018 of 22.8%, rising to R$ 5,813.9 million, due to a volume increase of 7.2%, and a growth of net revenue per hectoliter of 14.5%, explained by the positive effect of the exchange rate change in the conversion into Reais, and by an organic increase in net revenue per hectoliter of 4.0% in the year.

Latin America South (LAS) Operations

Latin America South (LAS) operations contributed R$ 10,753.9 million to the consolidated revenue in 2018, representing a decrease of 0.1% due to, mainly, the negative effect of the exchange rate change in the conversion into Reais, together with a reduction of 0.3% of the sales volume in the region. The organic variation in revenue was 21.5%, due to an organic variation in the net revenue per hectoliter of 22.1%, driven by high inflation in Argentina and our revenue strategy management.

Canada Operations

Our operations in Canada contributed R$ 6,849.3 million to our consolidated net revenue in 2018, corresponding to an increase of 13.3% in comparison to the previous year. This result arises from, mainly, the positive effect of the exchange rate change in the conversion to Reais. In local currency, the increase of 1.0% of our net revenue per hectoliter was almost entirely offset by a drop in the volume of 1.9% related to a weak beer industry in the year.

c) impact of inflation, price variations of main inputs and products, foreign exchange and interest rates on the Company’s operating and financial income, where relevant.

2019

In 2019, our costs of products sold in Brazil were negatively impacted by the hedge rate of the Real against the US Dollar, since it was higher than the average hedged rate of the previous year, throughout the the year. In addition, the prices of some commodities, especially barley and aluminum, were hedged in US Dollars at values higher than those of the previous year, during most of the year and had a negative effect in our cost of products sold. The price of the commodity sugar was hedged at lower values in relation to the previous year throughout the year, positively impacting the costs of products sold of our NAB operation. In our international operations, in general, the cost conversion into Real resulted in a negative impact, due to the depreciation of the Real against the local currencies in each operation, except for Latin America South, due to the appreciation of the Real against the Argentinean Peso. Also in Latin America South, the inflationary pressures intensified, mainly in Argentina, on the local labor and logistic costs.

2018

In 2018, our costs of products sold in Brazil were positively impacted by the hedge rate of the Real against the US Dollar, since it was lower than the average hedged rate of the previous year, mainly upon comparison among the three first quarters of the year. On the other hand, the prices of some commodities, especially aluminum, were hedged in US Dollars at values higher than those of the previous year, with a negative effect in our cost of products sold. The price of the commodity sugar was hedges during most t of the year at lower values in relation to the previous year, positively impacting the costs of products sold of our NAB operation. In our international operations, in general, the cost was negatively impacted by the depreciation of the Real against the local currencies in each operation, except for Latin America South, due to the appreciation of the  Real against the Argentinean Peso. Also in Latin America South, the inflationary pressures intensified, mainly in Argentina, on the local labor and logistic costs.

2017

In 2017, our costs of products sold in Brazil were once again severely impacted by the hedge rate of the Brazilian Real again the U.S. Dollar, since this was significantly higher than the average hedged rate of the previous year, mainly when compared to the first semester of the year. On the other hand, the prices of commodities were hedged in US dollars at values lower than those of the previous year, with positive impact on the cost of products sold, except for sugar, which specifically impacted the cost of sold products in the NAB operation in the country. In our international operations, in general, the costs had a positive impact by the appreciation of the Brazilian Real against the local currencies of each operation. Specifically in Latin America South, the inflationary pressures, especially in Argentina, continued to adversely affect our local labor and logistic costs.

2019 vs. 2018

Our net financial result decreased 22.8% in 2019, from an expense of R$ 4,030.3 million in 2018 to R$ 3,109.6 million. The decrease was driven by (i) higher interest income, driven by our cash balance, mainly in Reais, US dollars and Canadian dollars, and the recovery of a tax claim; and (ii) a positive impact resulting from the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42), since the effect of the adjustment for cumulative inflation, from January 1, 2019, of non-monetary assets on the balance sheet of our operations in Argentine was reported in a dedicated account in the finance results.. Such effects above were partially offset by (i) higher losses on derivative instruments, mainly driven by the carry cost of our currency hedges, primarily linked to the exposure of our cost of goods sold in Argentina, and; and (ii) higher losses on non-derivative monetary financial instruments related to non-cash expenses due to exchange rate variation on intercompany loans held in local currency, mainly Brazilian reais and the Argentine peso. The finance result includes the impact of a non-recurring financial expense amounting to R$ 18.2 million, explained by the payment of amnesty in the state of Mato Grosso in Brazil, partially offset by intercompany transactions with no cash effect

2018 vs. 2017

Our net financial result increased 8.5% in 2018, from an expense of R$ 3,713.8 million in 2017 to R$ 4,030.3 million. The increase of 8.5% was boosted by (i) higher losses with derivative instruments, explained by the increase of the carry cost of our hedges linked to our cost exposure in Brazil and Argentina, as well as by non-cash expenses related to equity swaps; and (ii) losses with non-derivative instruments related to non-cash expenses, due to the foreign-exchange variation in intercompany loans, as a function of the depreciation of Real and of the Argentinean Peso. The financial result includes the impact of a non-recurring financial expense amounting to R$ 179.1 million regarding the performance of the foreign-exchange variation of loans settled with related parties, historically recognized in equity and reclassified to the result of the year upon the settlement of such loans.

10.3 - Events with effective or expected material effects on the Financial Statements and Income

a) introduction or divestment of operating segment

In June 8, 2018, the Company we concluded the sale of all shares of our subsidiary, Barbados BottlingCo. Limited, a subsidiary that produces and distributes carbonated soft drinks in Barbados, in the amount of US$53 million, corresponding to R$ 179 million. As a result of the transaction we recorded a gain of approximately US$22 million under non-recurring items, corresponding to R$ 75 million on the date of the transaction and to R$79 million on December 31, 2018, in the result of the year.

b) organization, acquisition or disposal of equity interest

Renegotiation of the shareholders’ agreement of Tenedora CND

On December 1, 2017, Ambev notified its shareholders and the market in general that E. León Jimenes, S.A. (“ELJ”), partner of the Company in Tenedora CND, S.A. (“Tenedora”), owner of almost the totality of Cervecería Nacional Dominicana, S.A. (“CND”), would partially exercise, under the provisions of the shareholders’ agreement of Tenedora, its sale option in relation to approximately 30% of Tenedora’s capital stock,. Due to the partial exercise of said sale option, the Company would pay to ELJ the amount of, approximately, R$ 3 billion (corresponding to, approximately, USD 926.5 million) and would become the owner of 85% of Tenedora, and the remaining 15% are still owned by ELJ. In addition, considering the strategic importance of the alliance with ELJ, the Board of Directors of the Company approved, on such date, the extension of the term, from 2019 to 2022, to the exercise of the call option granted by ELJ to the Company. The operation was subject to some conditions precedent and was concluded on January 18, 2018.

Perpetual licensing agreement to Quilmes

On September 2017, Quilmes, a subsidiary of Ambev, entered into an agreement under which AB InBev would grant a perpetual license to Quilmes in Argentina for the distribution of the Budweiser brand and other North-American brands after the recovery of the distribution rights of these brands by AB InBev from the Chilean entity Compañia Cervecerías Unidas S.A. - CCU. The agreement established the transfer of Cerveceria Argentina Sociedad Anonima Isenbeck by AB InBev to Quilmes and the transfer of some Argentinean brands (Norte, Iguana and Baltica) and related commercial assets, in addition to USD 50 million by Quilmes to CCU. The closing of the transaction  took place on May 2nd, 2018, after obtainment of approval, on April 27, 2018, by the Argentinean antitrust authority  (Comisión Nacional de Defensa de la Competencia) of the main operation documents and of the verification of the other usual closing conditions. The Company assessed gains of  306 million Argentinean Pesos  (corresponding to R$ 50 million on the date of the transaction and to R$ 30 million on December 31, 2018), in the result of the year arising out of the application of the accounting practice of exchange of assets involving transactions under common control registered under non-recurring items.

c) unusual events or transactions

Equity Swap Agreements

On December 20, 2018 the Board of Directors of Ambev approved the execution, by the Company or its subsidiaries, of equity swap agreements through financial institutions to be defined by the board of officers of the Company, with referenced in shares issued by the Company or American Depositary Receipts based on these shares (“ADRs”), without prejudice to the liquidation, within the regulatory term, of the equity swap agreement still in force. The liquidation of the approved equity swap agreements  shall occur within a maximum term of 18 months counted from the referred to approval, and such agreements may result in the exposition of up to 80 million of shares of common stock (of which a portion or the totality may be by means of ADRs), with limit value of up to R$ 1.5 billion.

As of May 15, 2019, the Board of Directors of Ambev approved the execution of new equity swap agreements, without prejudice to the liquidation, within the regulatory term, of the equity swap agreements still in force. The liquidation of the new approved equity swap agreements shall occur within up to 18 months from the referred approval date, and such agreements may result in exposure of up to 80 million common shares (of which a part or the totality may be by means of ADRs), with limit value of up to R$ 1.5 billion.

As of December 19, 2019, the Board of Directors of Ambev approved the execution of new equity swap agreements, without prejudice to the liquidation, within the regulatory term, of the equity swap agreements still in force. The liquidation of the new approved equity swap agreements shall occur within up to 18 months from the referred approval date, and such agreements may result in exposure of up to 80 million common shares (of which a part or the totality may be by means of ADRs), with limit value of up to R$ 1.5 billion, and added to the balance of the agreements already executed in the context of the approvals of December 20, 2018 and May 15, 2019 and not liquidated yet, they may result in an exposure equivalent to up to 217,014,453 common shares (of which a part or the totality may be by means of ADRs).

10.4 – Significant changes in accounting practices – Qualifications and emphasis in the auditors’ report

a) Significant changes in accounting practices

a.I) Regarding the financial statements for the year ended on December 31, 2019: Consolidated and separate financial statements.

Impacts of adoption to IFRS 16/CPC 06 (R2) Leases (in force as from January 1st, 2019) replaces the existing lease accounting requirements and represents a significant alteration in the accounting and disclosure of leases that were previously classified as operational, which impact us in items of Rights of Use Assets and Liabilities, Depreciation and Interest Expenses.

Having adopted the standard effective from January 1, 2019, the Company has adopted retrospective presentation for the consolidated financial statements. The impact on the financial statements is demonstrated below:

- Recognition of right-of-use assets and lease liabilities in the balance sheet, initially measured at the present value of future lease payments;

- Recognition of depreciation expenses related to right-of-use assets in the income statement;

- Recognition of interest expenses in the financial result on the lease liabilities in the income statement; and

- Segregation of the payment of the leases, into a principal portion presented within the financing activities and an interest component presented in operating activities within cash flow.

The new lease definitions have been applied to all identified contracts in effect on the date of adoption of the standard. IFRS 16/CPC 06 (R2) specifies that the contract contains a lease if it grants the lessee the right to control the use of the identified asset for a period of time by exchange of counter payments.

The Company carried out an inventory of the contracts, evaluating the lease terms in order to conclude whether they include a lease in accordance with IFRS 16/CPC 06 (R2). This analysis identified a significant number of contracts mainly related to the leasing of real estate from third parties, trucks, cars, forklifts and servers.

Short-term (12 months or less) and low value (USD 5,000 or less) leases were not subject to this analysis, as permitted bunder the standard. For these contracts, the Company will continue to recognize lease expenses on a straight-line basis, if applicable.

When measuring lease liabilities, the Company discounted lease payments using incremental borrowing rates. The weighted average rate applied is of 12.6% until December 31, 2018.

The Company has adopted the full retrospective adoption of IFRS 16/CPC 06 (R2) and, consequently, for each period of the previous report presented, it applied CPC 23 - Accounting Policies, Change in Estimates and Correction of Errors.

Uncertainty about Treatment of Taxes on Profit - ICPC 22/IFRIC 23 - The Company reviewed the treatments given to taxes levied on profit, in order to determine the impact on the parent company's and consolidated financial statements, as determined by IFRIC 23/ICPC 22 - Uncertainty about Treatment of Taxes on Profit.

The Company reallocated the balances previously classified in the item Provisions to the item Income tax and social contribution (IR/CSLL) payable on December 31, 2019. The amounts reclassified in 2019 were R$ 109,554 in the parent company and R$ 251,646 in the consolidation, according to Note 16. This reclassification was carried out in line with the clarification of the IFRS Interpretation Committee, which clarifies that uncertain positions on taxes on profit are part of the measurement of taxes on current or deferred income.

a.II) Regarding the financial statements for the year ended on December 31, 2018: Consolidated and separate financial statements.

There were no significant changes in the accounting policies of the consolidated and separate financial statements of December 31, 2018, as well as in the calculation methods used in relation to those presented in the financial statements for the year ended on December 31, 2017, except for those described below:

IFRS 9/CPC 48 – Financial instruments, which replaced IAS 39/CPC 38 for periods beginning as from January 1st, 2018, introduces new requirements for the classification of financial assets that depend on the business model of the entity and on the contractual characteristics of the cash flow of the financial instruments; defines a new accounting method of losses by reduction in the recoverable amount and a more effective recognition; and introduces a new  hedge accounting standard and impairment test with greater disclosure on the risk management activity. The new hedge accounting model represents a significant review of the policy and aligns the accounting treatment with the risk management activities. IFRS 9/CPC 48 also removes the volatility in the result caused by changes to the credit risks of the liabilities determined to be measured by fair value.

The Company applied IFRS 9/CPC 48 – Financial Instruments on the effective date, with no update of the comparative information for the period beginning on January 1st, 2017. Consequently, the classification and measurement of the financial instruments for the comparative periods follow the requirements provided for in IAS 39/CPC 38. The Company assessed the impact and concluded that IFRS 9/CPC 48 – Financial Instruments does not impact, in a relevant manner, its financial position, financial performance or risk management activities.

IFRS 15/CPC 47 – Revenue from Contracts with Clients requires the recognition of revenue to be made in such a manner that demonstrates the transfer of goods or services to the client for an amount that reflects the expectation of the company to receive, in exchange, the rights on such goods and services. The new applicable rule, for periods beginning as from January 1st, 2018, results in greater and improved disclosures on revenue, provides guidance for transactions not previously approached in a comprehensive manner (for instance, revenue from services and contractual amendments) and improves guidance for multiple elements.

The Company adopted IFRS 15/CPC 47 – Revenue from Contracts with Clients with the retroactive application with cumulative effect recognized on the date of initial application (January 1st, 2018). According to such approach, the accumulated effect of the initial application of the IFRS 15/CPC 47 must be recognized as an adjustment in the initial balance of equity, under retained earnings, on the date of adoption and with no restatement of previous periods, in accordance with CPC 23. On the date of implementation, the adjustment to the opening balance of equity resulted in a decrease in retained earnings in R$ 355,383, so as to reflect the amendment to the accounting policy related to certain rebates granted to clients that, in accordance with IFRS 15, must be linked to the transaction price underlying the 2017 revenues.

a.III) Regarding the financial statements for the year ended on December 31, 2017: Consolidated and separate financial statements.

There were no significant changes in the accounting policies of the consolidated and separate financial statements of December 31, 2017, as well as in the calculation methods used in relation to those presented in the financial statements for the year ended on December 31, 2016.

b) Significant effects of changes in accounting practices

b.I) Regarding the financial statements for the year ended on December 31, 2019:

The Company chose for the full retrospective adoption of IFRS 16/CPC 06 (R2) and, consequently, for each period of the previous report presented, it applied CPC 23 - Accounting Policies, Change in Estimates and Correction of Errors.

The following tables summarize the impacts on the adoption of the rule on the balance sheet, in the statement of income, in the comprehensive statement of income, in the statement of cash flows and in the statement of value added:

	Parent Company						Consolidated
	12/31/2018			01/01/2018			12/31/2018			01/01/2018
Balance Sheet	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated
Assets
Current Assets	10,646,666	-	10,646,666	11,157,284	-	11,157,284	25,329,605	-	25,329,605	24,362,690	-	24,362,690

Deferred income tax and social contribution	768,689	19,786	788,475	470,621	6,381	477,002	2,017,475	47,267	2,064,742	2,279,339	31,567	2,310,906
Investments	60,773,044	(54,206)	60,718,838	64,353,205	(50,724)	64,302,481	257,135	-	257,135	237,961	-	237,961
Property, plant and equipment	10,514,553	982,700	11,497,253	10,806,139	380,943	11,187,082	20,096,996	1,541,012	21,638,008	18,822,327	1,882,818	20,705,145
Other items, not adjusted	6,117,778	-	6,117,778	4,426,105	-	4,426,105	46,424,927	-	46,424,927	40,794,289	-	40,794,289
Non-Current Assets	78,174,064	948,280	79,122,344	80,056,070	336,600	80,392,670	68,796,533	1,588,279	70,384,812	62,133,916	1,914,385	64,048,301

Total assets	88,820,730	948,280	89,769,010	91,213,354	336,600	91,549,954	94,126,138	1,588,279	95,714,417	86,496,606	1,914,385	88,410,991

Liabilities and shareholders’ equity

Loans and financing	233,962	154,577	388,539	351,119	161,831	512,950	1,560,630	380,591	1,941,221	1,321,122	378,236	1,699,358
Other items, not adjusted	12,062,644	-	12,062,644	19,488,228	-	19,488,228	23,267,740	-	23,267,740	27,367,354	-	27,367,354
Current liabilities	12,296,606	154,577	12,451,183	19,839,347	161,831	20,001,178	24,828,370	380,591	25,208,961	28,688,476	378,236	29,066,712

Loans and financing	539,571	886,319	1,425,890	732,662	237,881	970,543	862,138	1,300,304	2,162,442	1,231,928	1,599,261	2,831,189
Other items, not adjusted	19,643,930	-	19,643,930	24,987,914	-	24,987,914	10,888,206	-	10,888,206	8,948,730	-	8,948,730
Non-current liabilities	20,183,501	886,319	21,069,820	25,720,576	237,881	25,958,457	11,750,344	1,300,304	13,050,648	10,180,658	1,599,261	11,779,919

Total liabilities	32,480,107	1,040,896	33,521,003	45,559,923	399,712	45,959,635	36,578,714	1,680,895	38,259,609	38,869,134	1,977,497	40,846,631

Shareholders’ Equity

Reserves	70,215,287	(92,726)	70,122,561	63,361,144	(63,009)	63,298,135	70,215,287	(92,726)	70,122,561	63,361,144	(63,009)	63,298,135
Equity Valuation Adjustment	(71,584,866)	110	(71,584,756)	(74,966,470)	(103)	(74,966,573)	(71,584,866)	110	(71,584,756)	(74,966,470)	(103)	(74,966,573)
Other items, not adjusted	57,710,202	-	57,710,202	57,258,757	-	57,258,757	57,710,202	-	57,710,202	57,258,757	-	57,258,757
Controlling Shareholders’ equity	56,340,623	(92,616)	56,248,007	45,653,431	(63,112)	45,590,319	56,340,623	(92,616)	56,248,007	45,653,431	(63,112)	45,590,319
Non-controlling interest	-	-	-	-	-	-	1,206,801	-	1,206,801	1,974,041	-	1,974,041
Total shareholders’ equity	56,340,623	(92,616)	56,248,007	45,653,431	(63,112)	45,590,319	57,547,424	(92,616)	57,454,808	47,627,472	(63,112)	47,564,360

Total liabilities and shareholders’ equity	88,820,730	948,280	89,769,010	91,213,354	336,600	91,549,954	94,126,138	1,588,279	95,714,417	86,496,606	1,914,385	88,410,991

			Parent Company
	2018
Statement of income	Originally	IFRS16	Restated
	Stated

Net revenue	23,214,028	-	23,214,028
Cost of products sold	(12,447,880)	3,582	(12,444,298)
Gross profit	10,766,148	3,582	10,769,730

Logistic expenses	(2,266,991)	58,860	(2,208,131)
Commercial expenses	(2,372,956)	11,046	(2,361,910)
Administrative expenses	(1,326,741)	1,642	(1,325,099)
Other items, not adjusted	865,727	-	865,727
Profit sharing of subsidiaries, affiliates and joint ventures	6,795,992	(3,693)	6,792,299
Operational earnings	12,461,179	71,437	12,532,616

Financial expenses	(4,403,313)	(114,559)	(4,517,872)
Other items, not adjusted	2,158,542	-	2,158,542
Net financial result	(2,244,771)	(114,559)	(2,359,330)

Earnings before income tax and social contribution	10,216,408	(43,122)	10,173,286

Income tax and social contribution	808,270	13,405	821,675
Net profits of the period	11,024,678	(29,717)	10,994,961

Earnings per common share (basic) – R$	0.7014	(0.0019)	0.6995
Earnings per common share (diluted) – R$	0.6953	(0.0019)	0.6934

			Consolidated
	2018
Statement of income	Originally	IFRS16	Restated
	Stated

Net revenue	50,231,336	-	50,231,336
Cost of products sold	(19,269,627)	20,204	(19,249,423)
Gross profit	30,961,709	20,204	30,981,913

Logistic expenses	(6,736,474)	129,260	(6,607,214)
Commercial expenses	(5,729,523)	8,226	(5,721,297)
Administrative expenses	(2,367,221)	3,756	(2,363,465)
Other items, not adjusted	860,926	-	860,926
Operational earnings	16,989,417	161,446	17,150,863

Financial expenses	(4,562,251)	(206,864)	(4,769,115)
Other items, not adjusted	738,815	-	738,815
Net financial result	(3,823,436)	(206,864)	(4,030,300)

Profit sharing of joint ventures	1,040	-	1,040
Earnings before income tax and social contribution	13,167,021	(45,418)	13,121,603

Income tax and social contribution	(1,789,594)	15,701	(1,773,893)
Net profits of the period	11,377,427	(29,717)	11,347,710

Attributed to:
Controlling interest	11,024,678	(29,717)	10,994,961
Non-controlling interest	352,749	-	352,749

Earnings per common share (basic) – R$	0.7014	(0.0019)	0.6995
Earnings per common share (diluted) – R$	0.6953	(0.0019)	0.6934

			Parent Company			Consolidated
	2018			2018
Comprehensive statement of income	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated
Net profits of the period	11,024,678	(29,717)	10,994,961	11,377,427	(29,717)	11,347,710

Total profits and (losses) on conversion of operations abroad	1,643,491	213	1,643,704	1,766,433	213	1,766,646

Other items, not adjusted	520,670	-	520,670	519,344	-	519,344

Comprehensive result of the period	13,188,839	(29,504)	13,159,335	13,663,204	(29,504)	13,633,700
Attributed to:
Controlling interest	13,188,839	(29,504)	13,159,335	13,188,839	(29,504)	13,159,335
Non-controlling interest	-	-	-	474,365	-	474,365

			Parent Company			Consolidated
	2018			2018
Statement of cash flow	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated
Net profits of the period	11,024,678	(29,717)	10,994,961	11,377,427	(29,717)	11,347,710
Depreciation, amortization and impairment	2,164,869	201,259	2,366,128	4,023,054	425,375	4,448,429
Net financial result	2,244,771	114,559	2,359,330	3,823,436	206,864	4,030,300
Income tax and social contribution	(808,270)	(13,405)	(821,675)	1,789,594	(15,701)	1,773,893
Profit sharing of subsidiaries, affiliates and joint ventures	(6,795,992)	3,693	(6,792,299)	(1,040)	-	(1,040)
Other items, not adjusted	267,364	-	267,364	(831,288)	-	(831,288)
Cash flow of operating activities before working capital and provisions	8,097,420	276,389	8,373,809	20,181,183	586,821	20,768,004

Cash generation from operating activities	7,341,821	276,389	7,618,210	19,734,610	586,821	20,321,431

Paid interest	(1,626,470)	(94,636)	(1,721,106)	(621,879)	(151,941)	(773,820)
Other items, not adjusted	8,276,878	-	8,276,878	(1,201,536)	-	(1,201,536)
Cash flow of operating activities	13,992,229	181,753	14,173,982	17,911,195	434,880	18,346,075

Payment of lease liabilities	-	(181,753)	(181,753)	(13,104)	(434,836)	(447,940)
Other items, not adjusted	(21,710,953)	-	(21,710,953)	(13,208,508)	-	(13,208,508)
Cash flow of financial activities	(21,710,953)	(181,753)	(21,892,706)	(13,221,612)	(434,836)	(13,656,448)

Other items, not adjusted	7,975,565	-	7,975,565	(3,675,706)	-	(3,675,706)
Net increase/(decrease) in cash and cash equivalents	256,841	-	256,841	1,013,877	44	1,013,921
Effect of foreign-exchange variation	-	-	-	96,886	(44)	96,842

	Parent Company			Consolidated
	2018			2018
Statement of value added	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated

Revenue	42,735,280	-	42,735,280	76,976,596	-	76,976,596
Other items, not adjusted	42,735,280	-	42,735,280	76,976,596	-	76,976,596
Inputs purchased from third parties	(17,550,769)	171,641	(17,379,128)	(28,417,380)	319,503	(28,097,877)
Costs of products, goods and services sold	(13,945,502)	-	(13,945,502)	(18,955,201)	7,988	(18,947,213)
Materials, energy, third party services and others	(3,518,914)	171,641	(3,347,273)	(9,282,669)	311,515	(8,971,154)
Other items, not adjusted	(86,353)	-	(86,353)	(179,510)	-	(179,510)
Gross value added	25,184,511	171,641	25,356,152	48,559,216	319,503	48,878,719

Retentions	(2,078,516)	(201,258)	(2,279,774)	(3,843,544)	(425,375)	(4,268,919)
Depreciation and amortization	(2,078,516)	(201,258)	(2,279,774)	(3,843,544)	(425,375)	(4,268,919)
Net produced value added	23,105,995	(29,617)	23,076,378	44,715,672	(105,872)	44,609,800

Value added received on transfer	8,994,748	(3,693)	8,991,055	385,228	-	385,228
Profit sharing of subsidiaries, affiliates and joint ventures	6,795,992	(3,693)	6,792,299	1,040	-	1,040
Other items, not adjusted	2,198,756	-	2,198,756	384,188	-	384,188
Total value added to distribute	32,100,743	(33,310)	32,067,433	45,100,900	(105,872)	44,995,028
Distribution of value added	32,100,743	(33,310)	32,067,433	45,100,900	(105,872)	44,995,028
Taxes, fees and contributions	14,951,904	(13,405)	14,938,499	24,700,335	(15,701)	24,684,634
Federal	3,654,331	(13,405)	3,640,926	9,621,961	(15,701)	9,606,260
Other items, not adjusted	11,297,573	-	11,297,573	15,078,374	-	15,078,374
Remuneration of third party capital	4,324,668	9,812	4,334,480	4,558,199	(60,454)	4,497,745
Financial expenses, except tax on financial transactions	4,216,861	114,559	4,331,420	4,224,625	206,864	4,431,489
Rents	107,807	(104,747)	3,060	333,574	(267,318)	66,256
Remuneration of equity	11,024,678	(29,717)	10,994,961	11,377,427	(29,717)	11,347,710
Retained profits	3,479,070	(29,717)	3,449,353	3,479,070	(29,717)	3,449,353
Other items, not adjusted	7,545,608	-	7,545,608	7,898,357	-	7,898,357
Other items, not adjusted	1,799,493	-	1,799,493	4,464,939	-	4,464,939

b.II) Regarding the financial statements for the year ended on December 31, 2018:

The Company adopted IFRS 15/CPC 47 – Revenue from Contracts with Clients with the retroactive application with cumulative effect recognized on the date of initial application (January 1st, 2018). According to such approach, the cumulative effect of the initial application of IFRS 15/CPC 47 must be recognized as an adjustment to the initial balance of equity, under retained earnings, on the date of adoption and with no restatement of previous periods, in accordance with CPC 23. On the implementation date, the adjustment to the opening balance of equity resulted in a decrease in the retained earnings of R$ 355,383, so as to reflect the amendment to the accounting policy related to certain rebates granted to clients that, in accordance with IFRS 15, must be linked to the transaction price underlying the 2017 revenues.

b.III) Regarding the financial statements for the year ended on December 31, 2017:

The amendments of the following existing rules were published and are mandatory for future annual accounting years. Although the IFRS sets forth the early adoption, the regulatory bodies in Brazil have been forbidding this anticipation to preserve the comparability aspects. Therefore, for the year ended on December 31, 2017, the following norms were not applied in the elaboration of these financial statements.

IFRS 9/CPC 48  – Financial Instruments (in effect as of January 1, 2018), which aims to replace IAS 39/CPC 38, introduces new requirements for the classification of financial assets that depends on entity’s business model and the contractual characteristics of the cash flow of the financial instruments; defines a new model of impairment losses accounting which shall require more effective recognition and introduces a new standard of hedge accounting and impairment test with greater risk management activity disclosures. The new hedge accounting model represents a significant revision of the policy and aligns the accounting treatment with the risk management activities. IFRS 9/CPC 48 also removes the volatility in the result that was caused by the changes in credit risk of the liabilities established to be measured at fair value. The Company assessed the impact arising from the application of the new rule and concluded that it does not have a significant impact in its financial position, financial performance or risk management activities.

IFRS 15/ CPC 47 – Revenue of Agreement with Customers (in effect as of January 1, 2018) requires that revenue recognition be made in order to reflect the transfer of goods or services to the customer for an amount which reflects the expectation of the company to have in exchange the rights of such goods or services. The new rule shall also result in greater and improved revenue disclosures, and shall provide guidance for transactions that were not previously extensively addressed (for example, service revenues and changes in the agreements) and shall improve guidance for multi-element. On the implementation date (January 1st, 2018), the adjustment to the initial balance of equity resulted in a decrease in retained earnings of R$ 355,383 in the first quarter of 2018 so as to reflect the amendment to the accounting policy related to the performance that, in accordance with IFRS 15, must be linked to the transaction price underlying the 2017 revenues.

c) Qualifications and emphasis contained in the auditor’s report

There were no qualifications or emphasis in the auditor’s report in the past three fiscal years.

10.5 – Critical accounting policies

We consider an accounting policy to be critical when it is important to reflect our financial condition and operating income and require complex or significant judgments and estimates on the part of our management. For a summary of all accounting practices, please see Note 3 to the financial statements of the Company.

The individual and consolidated accounting statements were prepared according to Brazilian and international technical pronouncements, which require from management to make judgments and estimates and to make decisions that affect the application of the accounting practices and the amounts shown in the balance sheet and income statement. The estimates and the underlying judgments are based on historical experience and on several other factors considered reasonable in the light of the circumstances, whose results constitute the criterion for taking decisions regarding the book value of assets and liabilities not readily evident from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates can only affect the period in which the estimate is revised or future periods.

Although each critical accounting policy reflects judgments, assessments or estimates, the Company believes that the accounting practices reflect the most critical judgments, estimates and assumptions that are important to its businesses and an understanding of its results:

(i) Impacts of adoption of IFRS 16/CPC 06 (R2) Leases

In force as from January 1st, 2019, it replaces the existing lease accounting requirements and represents a significant alteration in the accounting and disclosure of leases that were previously classified as operational, which impact us in items of Rights of Use Assets and Liabilities, Depreciation and Interest Expenses.

Having adopted the standard effective from January 1, 2019, the Company has adopted retrospective presentation for the consolidated financial statements. The impact on the financial statements is demonstrated below:

- Recognition of right-of-use assets and lease liabilities in the balance sheet, initially measured at the present value of future lease payments;

- Recognition of depreciation expenses related to right-of-use assets in the income statement;

- Recognition of interest expenses in the financial result on the lease liabilities in the income statement; and

- Segregation of the payment of the leases, into a principal portion presented within the financing activities and an interest component presented in operating activities within cash flow.

The new lease definitions have been applied to all identified contracts in effect on the date of adoption of the standard. IFRS 16/CPC 06 (R2) specifies that the contract contains a lease if it grants the lessee the right to control the use of the identified asset for a period of time by exchange of counter payments.

The Company carried out an inventory of the contracts, evaluating the lease terms in order to conclude whether they include a lease in accordance with IFRS 16/CPC 06 (R2). This analysis identified a significant number of contracts mainly related to the leasing of real estate from third parties, trucks, cars, forklifts and servers.

Short-term (12 months or less) and low value (USD 5,000 or less) leases were not subject to this analysis, as permitted bunder the standard. For these contracts, the Company will continue to recognize lease expenses on a straight-line basis, if applicable.

When measuring lease liabilities, the Company discounted lease payments using incremental borrowing rates. The weighted average rate applied is of 12.6% until December 31, 2018.

The Company chose the full retrospective adoption of IFRS 16/CPC 06 (R2) and, consequently, for each period of the previous report presented, it applied CPC 23 - Accounting Policies, Change in Estimates and Correction of Errors.

(ii) Business combinations involving entities under common control

Business combinations between entities under common control have not yet been specifically addressed by IFRS or CPC. IFRS 3/CPC 15(R1) - Business combinations is the pronouncement that applies to business combinations, but explicitly excludes from its scope the business combinations between entities under common control.

1) Precedent Cost

As permitted by IAS 8/CPC 23 - Accounting Policies, Change of Estimate and Error Rectification, Management adopted an accounting practice in line with the Generally Accepted Accounting Principles in the United States and United Kingdom (USGAAP - Generally Accepted Accounting Principles (United States) and UKGAAP - Generally Accepted Accounting Principles (United Kingdom)), the predecessor basis of accounting to record the book value of the received asset, such as recorded by the subsidiary.

The predecessor basis of accounting provides that when booking a transfer of assets between entities under common control, the entity receiving the net assets or equity interests, shall initially measure the assets and liabilities transferred, recognized at their book values in the accounts of the transferring entity, on the transfer date, retrospectively. If the book values of the assets and liabilities transferred by the subsidiary differ from the historical cost of the subsidiary of the entities under common control, the accounting statements of the receiving entity must reflect the assets and liabilities transferred to the cost of the subsidiary of the entities under common control in contrast with equity against the adjustments reserve account of equity valuation.

2) Exchange of assets

In relation to the transactions between entities under common control involving the disposal/transfer from the subsidiary to its controlling shareholder, i.e., above the level of Ambev’s consolidated financial statement, the Company evaluates the existence of (i) opposition of interests; and (ii) substance and economic purpose. Having fulfilled these assumptions, seeking to provide adequate visibility and fair impact on the amount of distributable results to its shareholders, notably non-controlling shareholders, the Company has adopted as a policy, in a similar way, the concepts of IAS 16/CPC 27 - Fixed asset. Said policy contemplates assets acquired through swap for non-monetary asset, or a combination of monetary and non-monetary assets. The assets subject to swap may be of the same nature or of different natures. The cost of such asset item is measured at fair value, unless the swap transaction is not of a commercial nature, or the fair value of the received asset and the assigned asset may not be reliably measured. The acquired asset is measured in this way even if the entity may not immediately retire the assigned asset. If the acquired asset is not measurable at fair value, its cost is determined by the book value of the assigned asset.

When there is a distribution of assets other than in the form of cash, the asset before its distribution is measured at its fair value against an income account for the year. Although its application is provided for distributions through which the owners of the same class of equity instruments are benefited and the treatment of which is equitable, also in a manner similar to the ICPC 07/IFRIC 17, in the absence of a specific accounting practice for transactions under common control, we consider the provisions of this instruction in the definition of our accounting practice. As well as in other sales that Ambev makes for its controlling shareholder (products, inputs etc.) where the result of the transaction is recognized in the income statement as provided in paragraph 56 of ICPC 09 and similar to paragraph 33a of CPC 31 (the only rule that deals with the disposal of business, without distinguishing between transactions with controlling shareholder and third party).

(iii) Reduction at the recovery value (impairment) of non-financial assets

The Management assesses on a quarterly basis whether there is objective evidence that the financial asset of the group of financial assets is deteriorated. If there is any indication, the recovery value of the asset is estimated. An asset or group of financial assets is deteriorated and the losses for impairment are registered only if there is objective evidence of impairment as a result of one or more events occurred after the initial recognition of the assets (“event of loss”) and that event (or events) of loss exerts an impact on the estimated future cash flows of the financial asset or group of financial assets, and may be estimated in a reliable manner.

(iv) Provisions

Provisions are recognized when: (i) the Company has a current (legal or non-formalized) obligation resulting from past events; (ii) there is likely to be a future disbursement to settle a current obligation; and (iii) the amount can be estimated with reasonable certainty.

The provisions, except for the ones mentioned in the disputes and litigation topic, are measured by discounting expected future cash flows at a pre-tax rate that reflects current market valuations of the value of money over time and, when appropriate, the specific risks of the obligation.

1) Restructuring

A provision for restructuring is recognized when the Company has a detailed and approved restructuring plan and when the restructuring has already started or announced. Expenses related to the Company's normal activities and future conduct are not provisioned, but they are recognized when an expense has been incurred. The provision includes the commitments related to the benefits that will be paid by the Company to the employees dismissed in the restructuring.

2) Disputes and litigation

The provision for disputes and litigation is recognized when it is more likely than unlikely that the Company will be required to make future payments as a result of past events. Such payments include, but are not limited to, various claims, proceedings and actions initiated by both third parties and the Company, relating to antitrust laws, breach of distribution and licensing agreements, environmental matters, labor disputes, complaints from tax authorities and other litigious matters.

(v) Share-based payment

Different compensation programs based on shares and options allow members of Management and other executives appointed by the Board of Directors to acquire the Company’s shares. The fair value of the stock options is measured on the granting date using the most appropriate option pricing model. Based on the expected number of options to be exercised, the fair value of the options granted is recognized as an expense during the option vesting period against equity. When the options are exercised, the equity increases by the amount of the proceeds received.

(vi) Employee benefits

Post-employment benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada – IAPP, post-employment dental benefits and post-employment medical benefits managed by Fundação Zerrenner. Usually, pension plans are funded by payments made by both the Company and its employees, taking into account the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefits are maintained by the return on Fundação Zerrenner’s plan assets. If necessary, the Company may contribute some of its earnings to Fundação Zerrenner.

The Company manages defined benefit and/or defined contribution and/or dental and health care plans for employees of its companies located in Brazil and its subsidiaries located in the Dominican Republic, Barbados, Panama, Uruguay, Bolivia, Argentina and Canada.

The Company maintains funded and unfunded plans.

vi.1) Defined contribution plans

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a fund. Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees for the benefits relating to employee service in the current and prior periods.

The contributions from such plans are recognized as an expense in the period in which they are incurred.

vi.2) Defined benefit plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employees. The amounts charged to the income statement consist of current service cost, interest, past service costs and the effect of any settlements and agreements. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government´s bond rates with maturity terms similar to those of the obligation, less the fair value of the plan assets.

Past service costs result from the introduction of new plans or changes to existing ones. They are immediately recognized in the income statement for the year on whichever occurs first between the date of: (i) settlements / agreements, or (ii) when the Company recognizes costs related to restructuring or termination, unless the changes are conditional on the employee remaining in their job for a specific period of time (the period during which the right is acquired). In such case, costs of past services are amortized using the straight-line method during the vesting period.

Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred, and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in comprehensive income.

Re-measurements consisting of actuarial gains and losses, the effect of asset ceiling and the return on the plan’s assets, both excluding net interest, are recognized in the statement of comprehensive income, in their totality, during the period in which they occur. Re-measurements are not reclassified for the income statement in subsequent periods.

When the amount calculated for a defined benefit plan is negative (an asset), Ambev recognizes such assets (prepaid expenses) to the extent of the amount of the economic benefit available to Ambev either from refunds or reductions in future contributions.

Other post-employment obligations

The Company and some of its subsidiaries provide medical benefits, reimbursement of certain medication expenses and other benefits to certain previous retirees. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans, including actuarial gains and losses.

Termination benefits

Termination benefits are recognized as an expense on the first of the following dates: (i) when Ambev is committed to a detailed formal plan for terminating the employment relationship prior to the normal retirement date, with no real possibility of withdrawing it; and (ii) when Ambev recognizes restructuring costs.

Bonus

Bonus granted to employees and managers are based on attaining pre-defined individual and collective targets. The estimated amount of the bonus is recognized as an expense in the period in which it accrues.

(vii) Current and deferred taxes

The corporate income tax (IRPJ) and social contribution (CSLL) for the year represent current and deferred taxes. Income tax and social contribution are recognized to the income statement, unless they involve items directly recognized in the comprehensive income statement or other equity account. In these cases the tax effect is also recognized directly in the comprehensive income statement or equity account (except for interests on capital, as per Note 3 (t)).

Expenses with current taxes is the expectation of payment on the taxable income for the year, using the nominal tax rate approved or substantially approved on balance sheet date, as well as any adjustment to tax payable referring to previous years.

Deferred tax is recognized using the balance sheet method. This means that in the case of taxable and deductible differences of a temporary nature between the tax and accounting bases of the assets and liabilities, the deferred asset or liability tax is recognized. Under this method the provision for deferred tax is also calculated on the differences between the fair value of the assets and liabilities acquired in a business combination and their tax base. IAS 12 / CPC 32 Income Taxes provides that no deferred tax be recognized when recognizing goodwill; and that no deferred asset and/or liability tax be recognized (i) upon initial recognition of an asset or liability arising from a transaction other than a business combination which at the time of the transaction does not affect the book or fiscal income or loss; and (ii) on differences involving equity investments in subsidiaries, provided these are not reversed in the foreseeable future. The value determined for the deferred tax is based on the expectation or realization or liquidation of the temporary difference, and uses the nominal rate approved or substantially approved.

Deferred tax assets and liabilities are offset where a legal enforceable right to offset current tax assets and liabilities exists and provided that they relate to taxes assessed by the same tax authority on the same taxpayer, or different taxpayers who intend to settle current tax assets and liabilities on a net basis or simultaneously realize the asset and settle the liability.

Deferred tax assets are recognized only to the extent any future taxable income is likely to occur. Deferred income tax assets are reduced to the extent no future taxable income is likely to occur.

(viii) Joint arrangements:

Joint arrangements are all entities over which the Company shares control with one or more parties. Joint arrangements are classified as joint operations or joint ventures, depending on the contractual rights and obligations of each investor.

(ix) Measurement of financial instruments, including derivatives

Classification and Measurement

The Company uses financial instruments to implement its risk management policies and strategy. Derivatives are often used to mitigate the impact of foreign currencies, interest rates, share prices and commodity prices upon performance of the Company. The financial risk management policy of the Company prohibits the use of derivatives when not related to the business of the Company.

A financial asset (unless it is accounts receivable from clients with no significant financial component) or financial liability is initially measured at the fair value, added, for an item not measured at the fair value by means of the result, by the costs of transaction directly attributable to its acquisition or issuance. Accounts receivable from clients with no significant financial component is initially measured at the operation price.

Upon initial recognition, a financial asset is classified as measured: at the amortized cost; at the fair value through other comprehensive results – debt instrument; at the fair value through other comprehensive results – equity instrument; or at the fair value through the result.

The financial assets are not reclassified after the initial recognition, unless the Group changes the business model to the financial asset management, and, in such case, all affected financial assets are reclassified on the first day of the presentation period after the change to the business model.

The classifications of the financial assets of the Company are the following:

•        Debt instruments at the fair value through other comprehensive results, with gains or losses reversed to profit or losses upon derecognition. The financial assets in such category are the debt instruments of the Company kept within a business model to collect cash flows and sell.

•        Equity instruments designated at the fair value through other comprehensive results, with no new measurement of gains or losses in the result upon derecognition. Such category includes only the shareholders’ equity instrument, which the Company intends to retain in the foreseeable future and which the Company irrevocably elected to classify upon initial recognition or transition. Such instruments are not subject to impairment test.

•        The financial assets at the fair value through the result comprehend derivative instruments and equity instruments that the company had not classified, upon initial recognition or transition, to classify at the fair value through other comprehensive results. Such category also includes the debt instruments of which the cash flow characteristics are not kept within a business model whose purpose is collecting contractual cash flows or collecting contractual cash flows and sell.

The measurements of the financial assets of the Company are the following:

Hedge Accounting

Derivatives financial instruments are intended to hedge the Company against risks relating to foreign currencies, interest rates and commodity prices. Derivative financial instruments which, in spite of being contracted for hedging purposes, do not meet all hedging account criteria, are recognized at fair value through income for the year.

Derivative financial instruments are initially recognized at fair value, which is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of derivative financial instruments can be calculated based on market quotations; pricing models that consider current market quotations; or the credit quality of the counterparty.

After their initial recognition, derivative financial instruments are again measured at fair value on the date of the financial statements. Changes in the fair value of derivative financial instruments are recorded in the income for the year, except when these instruments are intended for hedging the cash flow or net investments, whose changes in fair value are recorded in comprehensive income.

The Company realizes derivatives of commodities that have critical terms similar to the hedged item. The Company applies component hedges to its commodities. The hedged component is contractually specified and coincides with those defined in the derivative agreement, thus, the hedge ratio is of 1:1. The hedge effectiveness is realized in a qualitative manner. Whenever the critical terms do not coincide, the company uses the hypothetical method to assess the efficacy. Possible sources of inefficacy are changes upon the moment of the transaction set forth, in the quantity of the good to be hedged, or changes upon the credit risk of any of the parties to the derivative agreement.

The concepts of cash flow, net investment and fair value hedging are applied to all instruments that meet the hedge accounting requirements of IFRS 9/CPC 48 - Financial Instruments.

Accounting of cash flow hedge

The cash flow hedge is applicable to hedge the exposure of cash flows of a registered asset or liability, the foreign currency risk and commodities price fluctuations associated to a transaction whose performance is highly likely, the effective portion of any result (gain or loss) with the derivative financial instrument is directly recognized in the comprehensive result (cash flow hedged reserves) and must be reclassified from the cash flow hedge to the same category and in the same period impacted by the future expected hedged cash flows. The ineffective portion of any gain or loss is immediately recognized in the income statement.

When a hedge instrument or a hedge relationship is extinct, but the hedged transaction is still expected to occur, the accumulated gains and losses (until that point) remain in the comprehensive income, being reclassified according to the above practice, when the hedge transaction occur. If the hedged transaction is no longer likely to occur, the accumulated gains and losses recognized in the comprehensive income are immediately reclassified to the income statement.

Accounting of fair value hedge

When a derivative financial instrument hedges the exposure to the variability in a fair value of a registered asset or liability or a firm commitment, any result (gain or loss) with a derivative financial instrument is recognized in the income statement. The book value of the hedged item is also recognized by the fair value in relation to the risk, with the respective recognized gains and losses in the income statement.

Accounting of net investment hedge

When a non-derivative liability in foreign currency hedges a net investment in an operation abroad, the foreign exchange differences arising out of the conversion of the liability to the functional currency are directly recognized in other comprehensive income  (conversion reserves), while the ineffective portion is recognized in the income statement.

When a derivative financial instrument hedges a net investment in an operation abroad, the portion of gain or loss or the loss in the hedge instrument determined as effective is directly recognized in other comprehensive income (conversion reserves), while the ineffective portion is reported in profit or loss.

Derivatives measured at fair value by means of income

Certain derivative financial instruments do not qualify for accounting of hedge. The variations in the fair value of any of these derivative financial instruments are immediately recognized in the income statement.

Reduction in the recovery value (impairment) of financial assets

The Management, on a quarterly basis, assesses whether there is objective evidence that the financial asset of the group of financial assets is deteriorated. If there is any indication, the recovery value of the asset is estimated. An asset or group of financial assets is deteriorated and the losses for impairment are registered only if there is objective evidence of impairment as a result of one or more events occurred after the initial recognition of the assets (“event of loss”) and that event (or events) of loss exerts an impact on the future estimated cash flows of the financial asset or group of financial assets, and may be estimated in a reliable manner.

(x) Accounting and Disclosure Rule in Highly Inflationary Economy

In July 2018, considering that the cumulative inflation over the previous three years in Argentina was above 100%, the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42) was required. IAS 29/CPC 42 requires disclosure of the results of the operations of the Company in Argentina as if they were highly inflationary as from January 1st, 2018 (beginning of the period in which the existence of hyperinflation is identified).

In accordance with IAS 29/CPC 42, the non-monetary assets and liabilities, the equity and the income statement of subsidiaries that operate in highly-inflationary economies are adjusted by the alteration of the general acquisition power of the currency, applying a general price index.

The financial statements of an entity of which the functional currency is that of a highly-inflationary economy, whether they are based on an approach by the historical cost or on the approach by the current cost, must be expressed in terms of the measurement unit current on the date of the balance sheet and converted to Real at the closing foreign rate of the period.

As a consequence of the aforementioned, the Company applied the accounting rule in highly inflationary economy to its subsidiaries in Argentina in the consolidated and separate financial statements, applying the rules of IAS 29/CPC 42 as follows:

•        accounting and disclosure rule in highly inflationary economy was applied as from January 1st, 2018 (according to paragraph 4 of IAS 29/CPC 42, the rule must be applied to the financial statements of any entity as from beginning of the period in which it the existence of hyperinflation is identified);

•        the non-monetary assets and liabilities registered by the historical cost (for instance, property, plant and equipment, intangible assets, goodwill, etc.) and the equity of the subsidiaries in Argentina were updated by an inflation index. The hyperinflation impacts resulting from changes to the general acquisition power up to December 31, 2017 were reported in retained earnings and the impacts of the changes to the general acquisition power as from January 1st, 2018 were reported in the statement of income in a specific item for hyperinflation adjustment, in the financial result (see Note 24 – Financial expenses and revenues). According to paragraph 3 of IAS 29/CPC 42, there is not a defined general price index, but it allows the execution of the judgment when the update of the financial statements is necessary. Thus, the updated indices were based on resolution 539/18 issued by the Argentinean Federation for the Council of Economic Science Professionals: (i) as from January 1st, 2017, the national IPC (consumer’s price index), and (ii) up to December 31, 2016, IPIM (internal wholesale price index).

•        the income statement is adjusted at the end of each reporting period by using the general price index variation and, afterwards, converted at the closing foreign exchange rate of each period (instead of the average rate accumulated in the year for economies which are not highly inflationary), thus resulting  the effects on the items of the income statement, both of the inflation index and of the currency conversion;

•        the income statement for the year 2017 and for the first and second quarters of 2018 and the respective balance sheets of the subsidiaries in Argentina were not restated. According to IAS 21, paragraph 42 (b) when the amounts are converted into the non-hyperinflationary economy currency, the comparative amounts must be those that would be presented as amounts of the current year in the financial statements for the previous year (that is, not adjusted to subsequent changes to the level of prices or subsequent changes to the foreign rates).

10.6 – Material items not mentioned in the financial statements

a) the assets and liabilities directly or indirectly held by the Company and not reflected in its balance sheet

Not applicable since there is no material item not reflected the Company’s financial statements, including the notes thereto, especially notes 29 and 30.

b) other items not mentioned in the financial statements

Not applicable since there is no material item not reflected the Company’s financial statements, including the notes thereto.

10.7 – Comments on items not mentioned in the financial statements

a) how do those items change or may change the revenues, expenses, operating income, financial expenses and other items in the financial statements of the Company

As mentioned in item 10.6 above, there are no items that were not mentioned in our financial statements, including the notes thereto.

b) nature and purpose of the transaction

As mentioned in item 10.6 above, there are no items that have not been mentioned in our financial statements, including the notes thereto.

c) nature and amount of the obligations assumed and rights generated to the benefit of the Company as a result of the transaction

As mentioned in item 10.6 above, there are no items that have not been mentioned in our financial statements, including the notes thereto.

10.8 – Business Plan

a) investments (including quantitative and qualitative descriptions of existing investments and anticipated investments, sources of financing for existing and anticipated material investments and divestments), particularly: (i) quantitative and qualitative description of existing and anticipated investments; (ii) sources of financing for investments; and (iii) relevant divestments in progress and anticipated.

i. quantitative and qualitative description of existing and anticipated investments

In 2019, the investment in consolidated property, plant and equipment and intangible assets amounted to R$ 5,069.4 million, consisting in R$ 3,176.5 million for our business segment in Brazil, R$578.4 million for our business segment in CAC, R$ 1,025.0 million related to investments in our operation in Latin America South and R$ 289.5 million related to investments in Canada.

In 2018, the investment in consolidated property, plant and equipment and intangible assets amounted to R$ 3,571.0 million, consisting in R$ 1,811.9 million for our business segment in Brazil, R$500.4 million for our business segment in CAC, R$ 1,040.8 million related to investments in our operation in Latin America South and R$ 217.8 million related to investments in Canada.

In 2017, the investments in consolidated property, plant, and equipment and intangible assets summed R$ 3,203.7 million, consisting of R$ 1,446.5 million for our business segment in Brazil, R$413.2 million for our business segment in CAC, R$ 1,051.2 million related to investments in our Latin America South operations and R$ 292.8 million related to investments in Canada.

These investments included, mainly, the expansion of the productive capacity, quality control, automation, modernization and replacement of the packaging lines, storage for direct distribution, coolers, and investment for the replacement of bottles and crates, market assets of former players as well as continued investment in information technology.

In 2020, we plan to invest with the purpose of strengthening our growth platforms and improving our operational excellence through innovations that may put us in a better position to best attend to the consumer market.

ii. sources of financing for investments

The Company has resources from its operating cash flow generation and credit facilities extended by financial institutions in Brazil and other countries.

Additionally, during the meetings held on August 28, 2015, and October 14, 2015, the Company approved the first (1st) issue of debentures not convertible into shares, unsecured, of a single series, in the amount of One billion Reais (R$1,000,000,000.00), intended for public distribution with restricted distribution efforts. Said issue was conducted according to article 1, item I, of Law 12431. Accordingly, the funds raised by the Company will be exclusively allocated to the investment projects (including reimbursements, as provided for in Law 12431) described in the relevant deed of issue, as amended, and included in the scope of the Company’s investment plan (capex).

iii. relevant divestments in progress and anticipated

On this date, the relevant divestment refers to the property in Mooca, in the amount of R$ 162 million.

b) acquisitions already disclosed of plants, equipment, patents and other assets that may significantly affect the production capacity of the Company

There has been no disclosure of acquisition of plants, equipment, patents or other assets, other than those already described in item 10.8.a above that may significantly affect the production capacity of the Company.

c) new products and services

Over the past few years, the Company invested in launching new products and packs, and intends to continue investing in product innovations. However, because this involves trade secrets, this information may not be disclosed in advance.

In 2017, with the purpose of offering people an experience which goes beyond a glass of beer, we presented our customers with special editions of our products, such as, Brahma Extra Märzen Lager, created to celebrate the Brazilian editions of the Oktoberfest with a limited label which reinforces the beer tradition of almost 130 years of such brand.  To celebrate the Brazilian fruits, regardless of the name, taste and appearance, Colorado launched 4 beers: Eugenia, Nassau, Rosália and Murica, this, for instance, won the best Cream Ale of the World prize in the World Beer Awards (London). Recognizing micro producers of the Brazilian ingredients used in our beers, Colorado launched a limited edition with the producers mentioned in the labels and 10% of the profits were destined to the relevant producers. We built the Ateliê Wäls, which shelters cave, brewer, restaurant, office, store and external area for food trucks, all in one place. Relating to non-alcoholic beverages, the energetic drink brand Fusion expanded its portfolio in 3 lines of beverages. In addition to the traditional line, launched Wake Up and T-Break, which blends Fusion with the taste of fruit juices, iced tea, respectively.

In 2018, we performed transformational investments in our beer portfolio in Brazil, with innovations in new liquids and packaging. In our technological development center in Rio de Janeiro, we developed Skol Hops, a pure malt beer with aromatic hops, and Skol Puro Malte, a pure malt beer with the characteristic lightness of Skol, the first one launched in 2018 and the second launched at the beginning of January 2019. Both strengthen the Skol brand, reinforcing its innovation attribute. Still regarding new liquids, we presented to consumers the regional beers Nossa and Magnífica. Both have, among their ingredients, cassava cultivated in its states of origin, Pernambuco and Maranhão, respectively. With this, the brands contribute to the development of the regional economy, at the same time representing a more affordable alternative for consumers. Finally, we introduced in the market new flavors from Colorado and Wals breweries and, in the “future beverages” segment, new flavors in the Skol Beats family. In addition to the new liquids, we developed new packaging, aiming at providing a better experience to consumers. For Skol brand, we launched a new visual identity for all its packaging versions; meanwhile, Budweiser brand has also been renewed, and Brazil was the first country to introduce it in the market, both in the long-neck bottle and in the sharing-size bottle. In addition, we launched cans for Serramalte beer, as well as for Colorado and Wals beers, in addition to the glass bottle for the whole grape juice Do Bem. With such innovations, we seek to approach the different preferences of consumers by always providing better consumption experiences.

In 2019, we continue to see the trend of expansion of the premium segment as a significant opportunity: we launched Stella Artois Low Gluten, the first premium beer to address the health and wellness trend in Brazil, Beck’s, a legitimate pure malt beer that has followed the German purity law since 1873, started its roll-out focusing on the southeastern region of the country. We have also successfully conducted a pilot for a new variety of Brahma: the Brahma Duplo Malte, a core plus beer pure malt produced with two types of malt. Brahma Duplo Malte reinforces brewing expertise and has a positive impact on Brahma’s brand power. Also in Brazil, continuing the launch of craft beers, we launched Legítima beer in the state of Ceará. In Argentina, we launched Quilmes Red Lager, a new variety of our classic lager. At NAB we continue to make important investments in our main brand, Guaraná Antarctica, launching its new visual brand identity.

10.9 – Other factors with material influence

There were no other factors with material influence in the last three business years.

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